Exhibit 99.1
ARRANGEMENT AGREEMENT
THIS AGREEMENT is made as of the 20th day of October, 2009.
AMONG:
ENCANA CORPORATION, a corporation governed by the Canada Business Corporations Act (“EnCana”)
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7050372 CANADA INC., a corporation governed by the Canada Business Corporations Act (“Cenovus”)
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CENOVUS ENERGY INC., a corporation governed by the Canada Business Corporations Act (“Subco”)
          WHEREAS EnCana wishes to separate its divisions known as the “Canadian Plains Division” and the “Integrated Oil Division” and certain related assets into a separate public company by means of the Pre-Arrangement Transactions and the Arrangement;
          AND WHEREAS Cenovus has been incorporated in order to facilitate and participate in the Arrangement;
          AND WHEREAS Subco, a Subsidiary of EnCana, has agreed to participate in the Arrangement;
          AND WHEREAS the Parties will participate in a series of transactions for the separation and reorganization of the assets and liabilities of EnCana, such that Subco will hold the divisions known as the “Canadian Plains Division” and the “Integrated Oil Division” and certain related assets and will, under the Plan of Arrangement, amalgamate with Cenovus to form a corporation that will be named “Cenovus Energy Inc.”;
          NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the Parties covenant and agree as follows:
ARTICLE 1 — INTERPRETATION
1.01 Definitions
     In this Agreement, including the recitals hereto, other than Appendix A:
     “Affiliate” means, in respect of any Person, another Person if:
(a)	one of them is the subsidiary of the other; or

(b)	each of them is Controlled by the same Person;
“Agreed Amount” has the meaning set out in Section 6.05;
“Agreement” means this arrangement agreement, including its recitals and Appendix A, as the same may be amended, modified or supplemented from time to time in accordance with the terms hereof;
“Applicable Law” means: (i) any applicable domestic or foreign law including any statute, subordinate legislation or treaty; and (ii) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law;
“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement or the Plan of Arrangement, or made at the direction of the Court in the Final Order;
“Arrangement Resolution” means the special resolution of the EnCana Shareholders approving the Arrangement in accordance with the Interim Order;
“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement to be filed with the Director;
“Bank” means Royal Bank of Canada;

“Business Day” means any day on which commercial banks are open for business in Calgary, Alberta other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;
“CBCA” means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder;
“Cenovus Common Shares” means the common shares in the capital of Cenovus and includes, unless the context indicates otherwise, any Rights attached to such shares;
“Cenovus Rights Plan” means the shareholder rights plan of Cenovus adopted prior to the Effective Date;
“Cenovus Special Shares” means the non-voting, redeemable, retractable preference shares in the capital of Cenovus and having the rights, privileges, restrictions and conditions (i) currently set out in the articles of Cenovus, and (ii) after amendment in connection with the Plan of Arrangement, set out in Schedule F to the Plan of Arrangement;
“Cenovus Stock Option Plan” means the “Cenovus Energy Inc. Employee Stock Option Plan” adopted prior to the Effective Date;
“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director, pursuant to Subsection 192(7) of the CBCA, in order to give effect to the Articles of Arrangement;
“CIBC” means CIBC World Markets Inc.;
“Circular” means the information circular of EnCana, together with all appendices thereto, to be sent to EnCana Shareholders in connection with the Meeting;
“Claim” means any demand, action, suit, proceeding, claim, assessment, reassessment, judgment, settlement or other compromise relating thereto;
“Claim Notice” has the meaning set out in Subsection 6.04(a);
“Claimed Amount” has the meaning set out in Section 6.05;
“Closing” means the completion of the transactions contemplated by this Agreement;
“Control” means, when applied to a relationship between two Persons, that a Person (the “first Person”) is considered to control another Person (the “second Person”) if:
(a)	the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities, interests or contractual rights of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, or a majority of any other Persons who have the right to manage or supervise the management of the business and affairs of the second Person, unless that first Person holds the voting securities only to secure a debt or similar obligation;

(b)	the second Person is a partnership, other than a limited partnership, and the first Person, together with any Person Controlled by the first Person, holds more than 50% of the interests (measured by votes or by value) of the partnership; or

(c)	the second Person is a limited partnership and the general partner of the limited partnership is the first Person or any Person Controlled by the first Person, and the term “Controlled” has a corresponding meaning;
“Court” means the Court of Queen’s Bench of Alberta;
“CRA” means the Canada Revenue Agency, and any successor Governmental Authority thereto;
“Director” means the Director appointed under Section 260 of the CBCA;
“Dissent Rights” means the right of an EnCana Shareholder to dissent in respect of the Arrangement pursuant to the procedures set forth in Section 190 of the CBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and any other order of the Court;
“Effective Date” means the effective date of the Arrangement, being the date shown on the Certificate of Arrangement;
“Effective Time” means the time at which the steps to complete the Arrangement will commence, which will be 6:00 a.m. (Calgary time) on the Effective Date, subject to any amendment or variation in accordance with the terms of this Agreement, and except as otherwise specified in the Plan of Arrangement;

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“Employee and Benefits Matters Agreement” means the agreement to be entitled “Employee and Benefits Matters Agreement” to be entered into among EnCana, Cenovus and Subco, as it may be amended, modified, or supplemented in accordance with its terms, which will provide, inter alia, for certain matters in connection with the transactions contemplated in the recitals to this Agreement;
“EnCana Business” means the business carried on, directly and indirectly, by EnCana and the Subsidiaries prior to the Effective Time, including all the assets and liabilities pertaining thereto or otherwise held, directly or indirectly, by EnCana and the Subsidiaries immediately prior to the Effective Time;
“EnCana Common Shares” means the common shares in the capital of EnCana (that will be re-designated under the Plan of Arrangement as “Class A Common Shares”) and includes, unless the context indicates otherwise, any Rights attached to such shares;
“EnCana Shareholder” means a holder of EnCana Common Shares;
“EnCana Special Shares” means the non-voting, redeemable, retractable preference shares in the capital of EnCana created pursuant to the Plan of Arrangement and having the rights, privileges, restrictions and conditions set out in Schedule A to the Plan of Arrangement;
“EnCana Stock Option Plan” means the “EnCana Corporation Key Employee Stock Option Plan”, which includes, where applicable, stock option plans of predecessors of EnCana;
“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property;
“Excess” has the meaning set out in Section 6.07;
“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended, with or without variation, on appeal;
“Governmental Authority” means any: (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, court, tribunal, commission, board or agency, domestic or foreign; or (b) regulatory authority, including any securities commission or stock exchange;
“Indemnified Party” means each Person, actually or potentially, entitled to indemnification pursuant to Article 6;
“Indemnifying Party” means a Party that is, actually or potentially, required to indemnify an Indemnified Party pursuant to Article 6;
“Indemnity Payment” means any amount of Loss required to be paid by an Indemnifying Party pursuant to Article 6;
“Independent Accountant” has the meaning set out in Subsection 6.08(b)(iii);
“Interim Order” means the interim order of the Court dated October 16, 2009 concerning the Arrangement containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be amended or varied by the Court;
“IRS” means the Internal Revenue Service of the United States of America;
“Judgment Conversion Date” has the meaning set out in Subsection 6.10(a)(ii);
“Judgment Currency” has the meaning set out in Subsection 6.10(a);
“Loss” means any loss, liability, damage, cost, expense, fine, penalty, assessment or reassessment of whatever nature or kind, including Taxes, the reasonable out-of-pocket costs and expenses of any demand, action, suit, proceeding, claim, assessment, judgment, settlement or other compromise relating thereto and reasonable legal fees (on a solicitor and its own client basis) incurred in connection therewith, excluding loss of profits and consequential damages;
“Material Adverse Effect” means, in respect of any corporation, any change, event, development or occurrence that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, liabilities (including contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), capital, properties, assets or financial condition of that corporation (including its Affiliates) considered as a whole after giving effect to the Arrangement or that would materially impair that corporation’s ability to perform its obligations under this Agreement or the Plan of Arrangement in any material respect;
“material fact” has the meaning attributed to such term in the Securities Act;

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“Meeting” means the special meeting of EnCana Shareholders (including any adjournment or postponement thereof) to be called and held in accordance with the Interim Order to consider and, if deemed advisable, to approve the Arrangement Resolution, Shareholder Rights Plan Resolution and Stock Option Plan Resolution;
“misrepresentation” means an untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;
“New EnCana Common Shares” means the new class of common shares in the capital of EnCana created pursuant to the Plan of Arrangement, designated as “Common Shares” and having the rights, privileges, restrictions and conditions set out in Schedule A to the Plan of Arrangement;
“NYSE” means the New York Stock Exchange;
“Party” means a party to this Agreement;
“Person” means and includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unlimited liability corporation, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status;
“Plan of Arrangement” means the plan of arrangement in substantially the form set out as Appendix A to this Agreement, as amended, modified or supplemented from time to time in accordance with the terms thereof;
“Post-Arrangement Transactions” means the transactions and other actions referred to in paragraphs 94 to 95, inclusive, of the Tax Ruling received by EnCana from CRA, as the same may be replaced, amended, modified or supplemented from time to time;
“Pre-Arrangement Transactions” means the transactions referred to in paragraphs 52 to 89, inclusive, of the Tax Ruling received by EnCana from CRA, as the same may be replaced, amended, modified or supplemented from time to time;
“Prime Rate” means the floating rate of interest established from time to time by the Bank (and reported to the Bank of Canada) as the reference rate of interest the Bank will use to determine rates of interest payable by its borrowers on Canadian dollar commercial loans made by the Bank to such borrowers in Canada and designated by the Bank as its “prime rate”;
“Recovery” has the meaning set out in Section 6.07;
“Representatives” means, collectively, the current and future directors, officers, employees, agents and advisors of a Party and their respective heirs, executors, administrators, successors and assigns;
“Right” means a right to acquire a common share of a particular corporation issued pursuant to a shareholder rights plan adopted by the corporation issuing the rights;
“Rulings Applications” means all of the letter submissions made by or on behalf of EnCana to the CRA or the IRS concerning the subject matter hereof prior to the date of this Agreement, together with all such letter submissions made in connection therewith on or after the date hereof and prior to the Effective Date;
“Securities Act” means the Securities Act (Alberta), as amended, including the regulations promulgated thereunder;
“Separation and Transition Agreement” means the agreement to be entitled “Separation and Transition Agreement” to be entered into among EnCana, Cenovus and Subco, as it may be amended, modified, or supplemented in accordance with its terms, which will provide, inter alia, for certain matters in connection with the transactions contemplated in the recitals to this Agreement;
“Shareholder Rights Plan Resolution” means the ordinary resolution of EnCana Shareholders approving the Cenovus Rights Plan to be considered at the Meeting;
“Specified Corporation” has the meaning attributed to such term in Subsection 55(1) of the Tax Act;
“Stock Option Plan Resolution” means the ordinary resolution of EnCana Shareholders approving the Cenovus Stock Option Plan to be considered at the Meeting;
“Subsidiary” means, at a particular time, a Person Controlled, directly or indirectly, by EnCana;
“Tax” or “Taxes” includes all taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges of any nature imposed by any Governmental Authority (including, without limitation, income, capital (including large corporations), withholding, consumption, sales, use, transfer, goods and services or other

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value-added, excise, customs, net worth, stamp, registration, franchise, payroll, employment, Canada Pension Plan contributions, Employment Insurance premiums, health, education, business, school, property, local improvement, development, education, development and occupation taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and charges), together with all fines, interest, penalties on or in respect of, or in lieu of or for non-collection or non-remittance of, those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges;
“Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;
“Tax Benefit” has the meaning set out in Subsection 6.08(b)(i);
“Tax Gross-Up” means, with respect to any particular Indemnity Payment, such additional amount as is necessary to place the Indemnified Party in the same after-tax position as it would have been in had such Indemnity Payment been received tax free by the Indemnified Party. The Tax Gross-Up amount will be calculated by using the applicable combined federal and provincial income tax rate and/or the foreign tax rate applicable to the Indemnified Party and, except as provided in Section 6.08, without regard to any losses, credits, refunds or deductions that the Indemnified Party may have that could affect the amount of Tax payable on any such Indemnity Payment;
“Tax Rulings” means the advance income tax rulings and opinions received from the CRA in connection with the Arrangement and the private letter rulings received from the IRS in connection with the Arrangement and any replacements thereof or amendments or supplements thereto received or anticipated to be received from the CRA and, as applicable, the IRS, in form and substance satisfactory to EnCana, in its sole discretion, confirming the Canadian federal income tax consequences and U.S. federal income tax consequences, respectively, of certain aspects of the Arrangement, the Pre-Arrangement Transactions, and the Post-Arrangement Transactions, including: (i) any comfort letters that may be received from the Canadian Department of Finance in connection with the Arrangement and any replacements thereof or amendments or supplements thereto, all in form and substance satisfactory to EnCana, in its sole discretion; (ii) any opinion received or anticipated to be received by EnCana or any of the other Parties from Canadian or United States tax counsel in lieu of, or in addition to, a Canadian or U.S. federal or provincial advance income tax ruling or private letter ruling; and (iii) any material facts and assumptions and written representations upon which such Tax Rulings are made;
“Third Party Claim” has the meaning set out in Subsection 6.04(a);
“Transitional Services Agreement” means the agreement to be entitled “Transitional Services Agreement” to be entered into among EnCana, Cenovus and Subco, as it may be amended, modified, or supplemented in accordance with its terms, which will provide, inter alia, for certain matters in connection with the transactions contemplated in the recitals to this Agreement; and
“TSX” means the Toronto Stock Exchange.
1.02 Appendix
The following appendix is attached to this Agreement and forms part hereof:
Appendix A — Plan of Arrangement
1.03 Construction
In this Agreement, unless otherwise expressly stated or the context otherwise requires:
(a)	the division of this Agreement into Articles, Sections and Subsections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)	the words “hereunder”, “hereof” and similar expressions refer to this Agreement and not to any particular Article, Section or Subsection and references to “Articles”, “Sections” and “Subsections” are to Articles, Sections and Subsections of this Agreement;

(c)	words importing the singular include the plural and vice versa, and words importing any gender include all genders and the neuter;

(d)	the word “including”, when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

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(e)	a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation;

(f)	if any date on which any action is required to be taken under this Agreement is not a Business Day, such action will be required to be taken on the next succeeding Business Day; and

(g)	a reference to the knowledge of a Party means to the best of the knowledge of any of the officers of such Party after due inquiry.
ARTICLE 2 — THE ARRANGEMENT
2.01 Arrangement
     As soon as reasonably practicable, EnCana, Cenovus and Subco shall apply to the Court pursuant to Section 192 of the CBCA for an order approving the Arrangement and in connection with such application shall:
(a)	subject to obtaining all necessary approvals of the EnCana Shareholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order; and

(b)	subject to the satisfaction or waiver of the conditions set forth herein, deliver to the Director the Articles of Arrangement and such other documents as may be required to give effect to the Arrangement, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out in the Plan of Arrangement without any further act or formality, except as contemplated in the Plan of Arrangement.
2.02 Effective Date and Effective Time
     The Arrangement will become effective on the Effective Date and the steps to be carried out pursuant to the Plan of Arrangement will become effective commencing as at the Effective Time and in the order set out therein or as otherwise specified in the Plan of Arrangement.
2.03 EnCana Approval
(a)	EnCana represents to and in favour of each other Party that its board of directors has determined unanimously that:
(i)	the Arrangement is fair to the EnCana Shareholders and is in the best interests of EnCana; and

(ii)	they will recommend that the EnCana Shareholders vote in favour of the Arrangement Resolution, Stock Option Plan Resolution and Shareholder Rights Plan Resolution.
(b)	EnCana represents to and in favour of each other Party that its board of directors has received a written opinion dated September 10, 2009 from CIBC, the independent financial advisor to the board of directors of EnCana, that, as of such date, the consideration to be received by the EnCana Shareholders under the Arrangement is fair from a financial point of view to the EnCana Shareholders.

(c)	EnCana represents to and in favour of each other Party that each of its directors has advised EnCana that he or she intends to vote all of the EnCana Common Shares beneficially owned, directly or indirectly, or over which direction or control is exercised, by him or her in favour of the Arrangement Resolution, Stock Option Plan Resolution and Shareholder Rights Plan Resolution, and will, accordingly, so represent in the Circular.

(d)	For greater certainty, nothing in the foregoing or elsewhere in this Agreement shall limit the ability of the board of directors of EnCana to act in accordance with its view of its fiduciary duties, including withdrawing, modifying or changing any such determination, recommendation or intention to vote.

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ARTICLE 3 — REPRESENTATIONS AND WARRANTIES
3.01 Mutual Representations and Warranties
Each Party represents and warrants to and in favour of each other Party that:
(a)	it is duly incorporated, amalgamated or continued and is validly existing under the laws of its governing jurisdiction and has the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(b)	except as disclosed in the Circular or in writing to the other Parties, the execution and delivery of this Agreement by it and the completion by it of the transactions contemplated herein and in the Tax Rulings and Rulings Applications do not and will not:
(i)	result in the breach of, or violate any term or provision of, its articles or by-laws;

(ii)	conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which it is a party or by which it is bound, or to which any assets of such Party are subject, or result in the creation of any Encumbrance upon any of its assets under any such agreement or instrument, or give to others any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority, which in any case would have a Material Adverse Effect on it; or

(iii)	violate any provisions of any Applicable Law or any judicial or administrative award, judgment, order or decree applicable and known to it, the violation of which would have a Material Adverse Effect on it;
(c)	no dissolution, winding-up, bankruptcy, liquidation or similar proceeding has been commenced or is pending or, to such Party’s knowledge, is proposed in respect of it, except as contemplated by the Plan of Arrangement, the Tax Rulings or the Rulings Applications; and

(d)	the execution and delivery of this Agreement and the completion of the transactions contemplated herein and in the Tax Rulings and Rulings Applications have been duly approved by its board of directors, and this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity and limitations upon the enforcement of indemnification for fines or penalties imposed by law.
3.02 Representations and Warranties of EnCana
EnCana represents and warrants to and in favour of each other Party that:
(a)	the authorized capital of EnCana consists of an unlimited number of EnCana Common Shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares, of which, as of September 30, 2009, only EnCana Common Shares, and no other shares, were issued and outstanding; and

(b)	EnCana is the owner of all of the issued and outstanding shares of Subco, with good and marketable title thereto, which shares will, as at the Effective Time, be free and clear of all Encumbrances.
3.03 Representations and Warranties of Subco
Subco represents and warrants to and in favour of each other Party that:
(a)	the authorized capital of Subco consists of an unlimited number of common shares; and

(b)	no Person holds any securities convertible into common shares of Subco or has any agreement, warrant, option or any other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any unissued shares of Subco other than as contemplated by this Agreement, the Tax Rulings or the Rulings Applications.
3.04 Representations and Warranties of Cenovus
Cenovus represents and warrants to and in favour of each other Party that:
(a)	the authorized capital of Cenovus consists of an unlimited number of Cenovus Common Shares, an unlimited number of Cenovus Special Shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares, of which, as of September 30, 2009, no such shares were issued and outstanding; and

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(b)	it has no assets, no liabilities and it has carried on no business other than relating to, and contemplated by, this Agreement, the Plan of Arrangement, the Tax Rulings or the Rulings Applications.
3.05 Survival of Representations, Warranties and Covenants
(a)	Subject to Subsection 3.05(b), all representations, warranties and covenants made by the Parties contained in this Agreement will remain operative and in full force and effect and, notwithstanding any investigation made by or on behalf of any Party or any other Person, or any knowledge of the beneficiaries of such representations, warranties and covenants or the knowledge of any other Person, until the earlier of the termination of this Agreement in accordance with Section 7.02 or the Effective Date, whereupon such representations, warranties and covenants will expire and be of no further force or effect.

(b)	The covenants made by each Party contained in Section 4.04 of this Agreement will survive the Effective Date and the completion of the Arrangement and shall continue in full force and effect for the benefit of each other Party, subject to Article 6.
ARTICLE 4 — COVENANTS
4.01 General Covenant
     Each of Cenovus and Subco will and EnCana will, so long as its board of directors has not withdrawn its recommendation referred to in Subsection 2.03(a)(ii), use all commercially reasonable efforts and do all things reasonably required of it to cause the Arrangement to become effective on or before February 28, 2010, or such later date as EnCana may determine in its sole discretion and announce, with such determination and announcement being no later than February 15, 2010.
4.02 Covenants of EnCana
     EnCana will:
(a)	not on or before the Effective Date perform any act or enter into any transaction that could interfere or be inconsistent with the completion of any Pre-Arrangement Transaction, the Arrangement or any Post-Arrangement Transaction;

(b)	as soon as practicable, convene the Meeting;

(c)	in a timely and expeditious manner:
(i)	forthwith carry out the terms of the Interim Order;

(ii)	prepare the Circular and proxy solicitation materials and any amendments or supplements thereto, and file such materials in all jurisdictions where the same are required to be filed, and distribute the same as ordered by the Interim Order and in accordance with all Applicable Laws, and solicit proxies to be voted at the Meeting in favour of the Arrangement Resolution, Shareholder Rights Plan Resolution, Stock Option Plan Resolution and related matters; and

(iii)	conduct the Meeting in accordance with the Interim Order, the by-laws of EnCana, as applicable, and as otherwise required by Applicable Laws;
(d)	subject to obtaining all necessary approvals of the EnCana Shareholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, forthwith proceed with and diligently prosecute an application for the Final Order;

(e)	subject to the receipt of the Final Order and the satisfaction or waiver of the conditions precedent in favour of EnCana set out in Article 5, deliver to and file with the Director the Articles of Arrangement and the Final Order at such time as EnCana deems appropriate in its sole discretion in order to give effect to the Arrangement;

(f)	on or before the Effective Date, assist and cooperate in the preparation and filing with all applicable securities commissions or similar securities regulatory authorities in Canada and the United States of all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the applicable securities laws of jurisdictions in Canada and the United States for the issue by EnCana of New EnCana Common Shares and EnCana Special Shares, and by Cenovus of Cenovus Common Shares and Cenovus Special Shares, and other exemptions that are necessary or desirable in connection with the Pre-Arrangement Transactions, the Arrangement and the Post-Arrangement Transactions;

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(g)	prior to the Effective Date, obtain confirmation from the TSX and NYSE of the continued listing of the New EnCana Common Shares, and jointly with Cenovus, make application to list the Cenovus Common Shares, issuable pursuant to the Arrangement, on the TSX and the NYSE; and

(h)	on or before the Effective Date, perform the obligations required to be performed by EnCana under the Plan of Arrangement and do all such other acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Pre-Arrangement Transactions, the Arrangement and the Post-Arrangement Transactions and any transactions necessary for the effectiveness of the Tax Rulings, including using all commercially reasonable efforts to obtain:
(i)	the approval of EnCana Shareholders required for the implementation of the Arrangement;

(ii)	the approval of EnCana Shareholders required for the adoption of the Cenovus Stock Option Plan and the Cenovus Rights Plan;

(iii)	such other consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Pre-Arrangement Transactions, the Arrangement and the Post-Arrangement Transactions, including those referred to in Section 5.01; and

(iv)	satisfaction of the other conditions precedent referred to in Sections 5.01 and 5.02.
4.03 Covenants of Cenovus and Subco
     Each of Cenovus and Subco will:
(a)	not, on or before the Effective Date, except as specifically provided for hereunder or in connection with the Pre-Arrangement Transactions or the Arrangement, alter or amend its constating documents, articles or by-laws as the same exist as at the date of this Agreement;

(b)	prior to the Effective Date, cooperate in amending the Rulings Applications, applying for such amendments or supplements to or replacements of the Tax Rulings, and agreeing to make such amendments to this Agreement and the Plan of Arrangement, as may be reasonably necessary to obtain or give effect to the Tax Rulings or to undertake any transaction contemplated therein or to implement the Plan of Arrangement, or as may be determined by EnCana, in its sole discretion, to enable EnCana (or any Subsidiary) to carry out any transactions deemed advantageous by EnCana for the separation from the EnCana Business of the divisions known as the “Canadian Plains Division” and the “Integrated Oil Division” and certain related assets;

(c)	not on or before the Effective Date perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of any Pre-Arrangement Transaction, the Arrangement or any Post-Arrangement Transaction or the effective application of the Tax Rulings to the Arrangement; and

(d)	on or before the Effective Date, perform the obligations required to be performed by it under the Plan of Arrangement and do all such other acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Pre-Arrangement Transactions, the Arrangement and the Post-Arrangement Transactions and any transactions necessary for the effectiveness of the Tax Rulings, including co-operating with EnCana to obtain:
(i)	the Final Order;

(ii)	the approval of the listing of the Cenovus Common Shares on the TSX and the NYSE;

(iii)	such other consents, rulings, orders, approvals and assurances as are necessary or desirable for the implementation of the Pre-Arrangement Transactions, the Arrangement and the Post-Arrangement Transactions, including those referred to in Section 5.01; and

(iv)	satisfaction of the other conditions precedent referred to in Sections 5.01 and 5.02.
4.04 Tax-Related Covenants
(a)	Each Party covenants and agrees with and in favour of each other Party that: (i) it and any successor thereto will not, on or before the Effective Date, perform any act or enter into any transaction or permit any transaction within its control to occur that could reasonably be considered to interfere or be inconsistent with the Tax Rulings; (ii) neither it nor any successor thereto will perform any act or enter into any transaction or permit any transaction, in each such case, within its control to occur that would cause EnCana or any Affiliate of EnCana that is a corporation to cease to be a Specified Corporation on or prior to the Effective Date, except as

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contemplated herein or in the Tax Rulings or Rulings Applications; and (iii) it and any successor thereto will fulfill, and will cause any Person Controlled, after the Effective Date, by it, to fulfill, all representations or undertakings provided by it, or on its behalf and made with its knowledge and consent, in the Rulings Applications or otherwise provided in writing to the CRA, the IRS or tax counsel in connection with the Tax Rulings.
(b)	Each Party covenants and agrees with and in favour of each other Party that it will not (and that it will cause its Subsidiaries to not) take any actions, omit to take any action, or enter into any transaction that could cause the Arrangement or any related transaction to be taxed in a manner inconsistent with that provided for in the Tax Rulings without: (i) obtaining a supplementary tax ruling or an opinion of a nationally recognized accounting firm or law firm that such actions, omissions or transactions will not have such effect in respect of the Tax Rulings; and (ii) for a period of three years after the Effective Date, obtaining the consent of EnCana and Cenovus, such consent not to be unreasonably withheld or delayed.

(c)	Each Party covenants and agrees with and in favour of each other Party to file its tax returns and make all other filings, notifications, designations and elections, including Section 85 elections, pursuant to the Tax Act and to make adjustments to its stated capital accounts in accordance with the terms of the Plan of Arrangement following the Effective Date. Where an agreed amount is to be included in any such election, such amount will be within the range contemplated by the Tax Act (or applicable provincial or foreign legislation) and will be the amount contemplated by the Tax Rulings, the Plan of Arrangement and this Agreement.

(d)	Each Party covenants and agrees with and in favour of each other Party to cooperate in the preparation and filing, in the form and within the time limits prescribed or otherwise contemplated in the Tax Act, of all tax returns, filings, notifications, designations and elections under the Tax Act as contemplated in the Rulings Application, Tax Rulings, the Plan of Arrangement and this Agreement (and any similar tax returns, elections, notifications or designations that may be required under applicable provincial or foreign legislation).
ARTICLE 5 — CONDITIONS
5.01 Conditions Precedent
     The obligations of EnCana to complete the transactions contemplated by this Agreement and to file Articles of Arrangement to give effect to the Arrangement are subject to the satisfaction of the following conditions (which, except for the conditions listed in Subsection 5.03(b), may be waived by EnCana without prejudice to its right to rely on any other condition in its favour):
(a)	the Interim Order shall not have been set aside, amended or varied in a manner unacceptable to EnCana, in its sole discretion, whether on appeal or otherwise;

(b)	the Pre-Arrangement Transactions shall have been completed;

(c)	the Arrangement Resolution shall have been approved by the requisite number of votes cast by the EnCana Shareholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(d)	the Stock Option Plan Resolution shall have been approved by the requisite number of votes cast by the EnCana Shareholders at the Meeting in accordance with any applicable regulatory requirements;

(e)	the Final Order shall have been obtained in form and substance satisfactory to EnCana, in its sole discretion;

(f)	the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to EnCana, in its sole discretion, shall have been accepted for filing by the Director together with the Final Order in accordance with Subsection 192(6) of the CBCA;

(g)	all material consents, orders, rulings, approvals, opinions and assurances, including regulatory, judicial, third party and advisor opinions, approvals and orders, required or necessary, in the sole discretion of EnCana, for the completion of the transactions provided for in this Agreement, the Plan of Arrangement, the Pre-Arrangement Transactions and the Tax Rulings shall have been obtained or received, and none of the consents, orders, rulings, approvals, opinions or assurances contemplated herein shall contain terms or conditions or require undertakings or security that are considered unsatisfactory or unacceptable by EnCana, in its sole discretion;

(h)	no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of or relating to, the Arrangement and there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated

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by this Agreement, the Tax Rulings or the Rulings Applications and no cease trading or similar order with respect to any securities of any of the Parties shall have been issued and remain outstanding;
(i)	no law, regulation or policy shall have been proposed, enacted, promulgated or applied that interferes or is inconsistent with the completion of the Arrangement or the Tax Rulings or their effective application to the Arrangement, including any material change to the income tax laws of Canada or the United States, or any province, state or territory thereof;

(j)	the Tax Rulings shall remain in full force and effect and all of the transactions referred to in such Tax Rulings as occurring on or prior to the Effective Time will have occurred and all conditions or terms of such Tax Rulings shall have been satisfied;

(k)	there shall not, as of the Effective Date, be EnCana Shareholders that hold, in the aggregate, in excess of 0.5% of all outstanding EnCana Common Shares that have validly exercised their Dissent Rights and not withdrawn such exercise;

(l)	the New EnCana Common Shares (including shares issuable on exercise of options issued under the EnCana Stock Option Plan) shall continue to be listed on the TSX and the Cenovus Common Shares (including shares issuable on exercise of options granted under the Cenovus Stock Option Plan) to be issued pursuant to the Arrangement shall have been conditionally approved for listing on the TSX, subject to compliance with the normal listing requirements of such exchange;

(m)	the New EnCana Common Shares (including shares issuable on exercise of options issued under the EnCana Stock Option Plan) shall continue to be listed on the NYSE and the Cenovus Common Shares (including shares issuable on exercise of options granted under the Cenovus Stock Option Plan) to be issued pursuant to the Arrangement shall have been approved for listing on the NYSE, subject to notice of issuance;

(n)	there shall have not developed, occurred or come into effect or existence any event, action or occurrence of national or international consequences, any governmental law or regulation, state, condition or major financial occurrence, including any act of terrorism, war or like event, or other occurrence of any nature, which, in the sole discretion of EnCana, materially adversely affects, or may materially adversely affect, the financial markets in Canada or the United States or the business, financial condition, operations or affairs of EnCana or Amalco (as defined in the Plan of Arrangement) going forward; and

(o)	this Agreement shall not have been terminated pursuant to the provisions of Section 7.02.
5.02 Conditions to Obligation of Each Party
     The obligation of each Party to complete the transactions contemplated by this Agreement is further subject to the conditions (which may be waived by such Party without prejudice to its right to rely on any other condition in its favour) that: (i) the covenants of each other Party to be performed on or before the Effective Date pursuant to the terms of this Agreement will have been duly performed in all material respects; (ii) except as set forth in this Agreement, the Plan of Arrangement, the Tax Rulings or the Rulings Applications, the representations and warranties of each other Party will be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at, and as of, such date; and (iii) the Parties shall have entered into the Separation and Transition Agreement before the Effective Date and each such Party will receive a certificate, dated the Effective Date, of a senior officer of each other Party confirming the matters in (i) and (ii) above.
5.03 Merger/Waiver of Conditions
(a)	Subject to Subsection 5.03(b), the conditions set out in Sections 5.01 and 5.02 will be conclusively deemed to have been satisfied, waived or released on the filing by EnCana of Articles of Arrangement under the CBCA to give effect to the Plan of Arrangement.

(b)	The conditions set out in Subsections 5.01(a), (c), (e), (f), (i), as it relates to the Tax Rulings, (j), as it relates to the Tax Rulings, and (l) may not be waived by EnCana.
ARTICLE 6 — INDEMNITIES
6.01 Indemnity by EnCana
     EnCana will indemnify and hold harmless each other Party against any Loss suffered or incurred, directly or indirectly, by any such Indemnified Party as a result of or in connection with a breach of a covenant contained in Section 4.04 by EnCana.

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6.02 Indemnity by Subco
     Subco will indemnify and hold harmless each other Party against any Loss suffered or incurred, directly or indirectly, by any such Indemnified Party as a result of or in connection with a breach of a covenant contained in Section 4.04 by Subco.
6.03 Indemnity by Cenovus
     Cenovus will indemnify and hold harmless each other Party against any Loss suffered or incurred, directly or indirectly, by any such Indemnified Party as a result of or in connection with a breach of a covenant contained in Section 4.04 by Cenovus.
6.04 Procedure for Third Party Claims
(a)	Promptly after an Indemnified Party has received notice or has knowledge of any pending or threatened Claim asserted by a third party or the commencement of any Claim by a third party in respect of which indemnification shall be sought hereunder (a “Third Party Claim”), the Indemnified Party shall give the Indemnifying Party written notice (a “Claim Notice”) describing in reasonable detail the nature and basis of the Third Party Claim and, if ascertainable, the amount in dispute under the Third Party Claim.

(b)	Subject to the limitations set forth in this Subsection 6.04(b), in the event of a Third Party Claim, the Indemnifying Party shall have the right (exercisable by written notice to the Indemnified Party within fifteen (15) days after the Indemnifying Party has received a Claim Notice in respect of the Third Party Claim) to elect to conduct and control, through counsel of its choosing that is reasonably acceptable to the Indemnified Party and at the Indemnifying Party’s sole cost and expense, the defense, compromise or settlement of the Third Party Claim if the Indemnifying Party: (i) has acknowledged and agreed in writing that, if the same is adversely determined, the Indemnifying Party shall provide indemnification to the Indemnified Party in respect thereof; and (ii) if requested by the Indemnified Party, has provided evidence reasonably satisfactory to the Indemnified Party of the Indemnifying Party’s financial ability to pay any Losses resulting from the Third Party Claim; provided, however, that the Indemnified Party may participate therein through separate counsel chosen by it and at its sole cost and expense. Notwithstanding the foregoing, if: (A) the Indemnifying Party shall not have given notice of its election to conduct and control the defense of the Third Party Claim within such fifteen (15) day period; (B) the Indemnifying Party shall fail to conduct such defense diligently and in good faith; (C) the Indemnified Party shall reasonably determine that use of counsel selected by the Indemnifying Party to represent the Indemnified Party would present such counsel with an actual or potential conflict of interest; or (D) the Third Party Claim is for injunctive, equitable or other non-monetary relief against the Indemnified Party, then in each such case the Indemnified Party shall have the right to control the defense, compromise or settlement of the Third Party Claim with counsel of its choice at the Indemnifying Party’s sole cost and expense. In connection with any Third Party Claim, from and after delivery of a Claim Notice, the Indemnifying Party and the Indemnified Party shall, and shall cause their respective Affiliates and Representatives to, cooperate fully in connection with the defense or prosecution of such Third Party Claim, including furnishing such records, information and testimony and attending such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnifying Party or the Indemnified Party in connection therewith. In addition, the party controlling the defense of any Third Party Claim shall keep the non-controlling party advised of the status thereof and shall consider in good faith any recommendations made by the non-controlling party with respect thereto.

(c)	Except as set forth below, no Third Party Claim may be settled or compromised: (i) by the Indemnified Party without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed); or (ii) by the Indemnifying Party without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (A) the Indemnified Party shall have the right to pay, settle or compromise any Third Party Claim, provided that in such event the Indemnified Party shall waive all rights against the Indemnifying Party to indemnification under this Article 6 with respect to such Third Party Claim unless the Indemnified Party shall have sought the consent of the Indemnifying Party to such payment, settlement or compromise and such consent shall have been unreasonably withheld, conditioned or delayed; and (B) the Indemnifying Party shall have the right to consent to the entry of a judgment or enter into a settlement with respect to any Third Party Claim without the prior written consent of the Indemnified Party if the judgment or settlement (x) involves only the payment of money damages (all of which will be paid in full by the Indemnifying Party concurrently with the effectiveness thereof), (y) will not encumber any of the assets of the Indemnified Party and will not contain any restriction or condition that would apply to or adversely affect the Indemnified Party or the conduct of its business, and (z) includes, as a condition to any settlement or other resolution, a complete and irrevocable

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release of the Indemnified Party from all liability in respect of such Third Party Claim and includes no admission of wrongdoing.
6.05 Procedure for Direct Claims
     In the event that an Indemnified Party advances a Claim for indemnification hereunder that does not involve a Third Party Claim, the Indemnified Party shall, as promptly as practicable, deliver to the Indemnifying Party a written notice that contains: (a) a description and the amount (the “Claimed Amount”) of any Losses incurred or suffered by the Indemnified Party; (b) a statement that the Indemnified Party is entitled to indemnification under this Article 6 and a reasonable explanation of the basis therefor; and (c) a demand for payment by the Indemnifying Party. Within thirty (30) days after delivery of such written notice, the Indemnifying Party shall deliver to the Indemnified Party a written response in which the Indemnifying Party shall: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case such response shall be accompanied by a payment by the Indemnifying Party of the Claimed Amount); (ii) agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount (the “Agreed Amount”) (in which case such response shall be accompanied by payment by the Indemnifying Party of the Agreed Amount); or (iii) contest that the Indemnified Party is entitled to receive any of the Claimed Amount. If the Indemnifying Party contests the payment of all or any part of the Claimed Amount, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve such dispute as promptly as practicable. If such dispute is not resolved within 60 days or such longer period as may reasonably be required in order to properly exchange all relevant information following the delivery by the Indemnifying Party of such response, the Indemnified Party and the Indemnifying Party shall each have the right to submit such dispute to a court of competent jurisdiction in accordance with Section 8.10.
6.06 Failure to Give Timely Notice
     The failure to give timely notice under this Article 6 will not affect the rights or obligations of any Party except to the extent (and only to the extent) that, as a result of such failure, the Party that was entitled to receive such notice suffered damage or was otherwise adversely prejudiced.
6.07 Reductions and Subrogation
     If at any time subsequent to the making of any Indemnity Payment, the amount of the indemnified Loss is reduced (other than any reduction in the amount of the indemnified Loss that arises as a consequence of the realization of any Tax Benefit by the Indemnified Party or any of its Affiliates) pursuant to any claim, recovery, settlement or payment by or against any other Person (a “Recovery”), such that, taking the Recovery into account, the amount of the Indemnity Payment in respect of the Loss exceeds the amount of the Loss, the Indemnified Party must promptly repay to the Indemnifying Party the amount of the excess (the “Excess”) (less any costs, expenses (including Taxes) or premiums incurred in connection therewith) together with interest: (a) from the date of payment of the Indemnity Payment in respect of which the repayment is being made to but excluding the earlier of the date of repayment of the Excess and the date that is 60 days after the Excess arises, but only to the extent that the Recovery giving rise to the Excess included interest, at the rate applied to the amount of the Recovery; and (b) from and including the date that is 60 days after the Excess arises to but excluding the date of repayment of the Excess, at the Prime Rate. Notwithstanding the foregoing provisions of this Section, no payment must be made under this Section 6.07 to the extent the Indemnified Party is entitled to an Indemnity Payment hereunder that remains unpaid. Upon making a full Indemnity Payment, the Indemnifying Party will, to the extent of such Indemnity Payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Loss to which the Indemnity Payment relates. Until the Indemnified Party recovers full payment of its Loss, any and all claims of the Indemnifying Party against such third party on account of such Indemnity Payment will be postponed and subordinated in right of payment to the Indemnified Party’s rights against such third party.
6.08 Tax Effect/Tax Benefit
(a)	If any Indemnity Payment received or accrued by an Indemnified Party would constitute income for tax purposes to such Indemnified Party, the Indemnifying Party will pay a Tax Gross-Up to the Indemnified Party at the same time and on the same terms, as to interest and otherwise, as the Indemnity Payment. Notwithstanding the foregoing provisions of this Section 6.08, if an Indemnity Payment would otherwise be included in the Indemnified Party’s income, the Indemnified Party covenants and agrees to make all such elections, filings, notifications or designations and take such actions as are available, acting reasonably, to minimize or eliminate Taxes with respect to the Indemnity Payment.

(b)	(i)	The amount of any Loss for which indemnification is provided will be adjusted to take into account any Tax Benefit realized by the Indemnified Party or any of its Affiliates by reason of the Loss for which indemnification is so provided or the circumstances giving rise to such Loss. For the purposes of Section 6.07 and this Section, “Tax Benefit” shall mean: (i) an amount equal to the value of any current tax benefit (i.e., actual reduction in the Indemnified Party’s (or Affiliate’s) liability for Taxes or actual

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increase in the Indemnified Party’s (or Affiliate’s) Tax refund) recognized by the Indemnified Party (or Affiliate) in the taxation period of the Indemnified Party (or Affiliate) in which the Loss is incurred; plus, without duplication, (ii) the discounted present value of any future such tax benefit reasonably anticipated to be actually recognized by the Indemnified Party (or Affiliate) within 10 years after the end of the calendar year in which the Loss is incurred, taking into account, where relevant, the existing and anticipated future tax attributes of the Indemnified Party and its Affiliates, and utilizing a discount rate equal to 10 percent and effective tax rate equal to: (a) where a tax benefit is realized with respect to Canadian federal and/or provincial Taxes, the maximum combined Canadian federal and applicable provincial income tax rate applicable to a Canadian public corporation in effect at the end of the year in which the Loss is incurred, and (b) where a tax benefit is realized with respect to foreign Taxes (including, where applicable, state or local Taxes), the maximum foreign tax rate applicable to corporations in effect at the end of the year in which the Loss is incurred.
(ii)	For greater certainty, the provisions of Section 6.07 shall not apply to any adjustment pursuant to the provisions of this Section.

(iii)	Each Party will, when requested in writing by another Party, act commercially reasonably in cooperating with all other applicable Parties to determine the applicability, if any, of this Subsection 6.08(b) to any Claim. If such determination is not mutually agreed among the applicable Parties within 60 days of such written request, then the disagreement shall be submitted to an accounting firm of recognized national standing in Canada, which is independent of the Parties (the “Independent Accountant”). If the applicable Parties are unable to agree on the Independent Accountant within 10 days of the end of such 60 day period, any Party may apply under the Arbitration Act (Alberta) to have a court appoint such accounting firm. The Independent Accountant shall, as promptly as reasonable (but in any event within 45 days following its appointment), make a determination of the applicability of this Subsection 6.08(b) to such Claim on the basis contemplated herein, based on written submissions submitted by the applicable Parties to the Independent Accountant. The decision of the Independent Accountant as to the applicability of this Subsection 6.08(b) to such Claim shall be final and binding upon the Parties and will not be subject to appeal absent manifest error. The fees and expenses of the Independent Accountant with respect to the resolution of the dispute shall be paid by the applicable Parties in such proportions as are determined by the Independent Accountant. The Independent Accountant will be deemed to be acting as an expert and not an arbitrator.
6.09 Payment and Interest
     Except as specified herein, all Losses (other than Taxes) will bear interest at a rate per annum, calculated and payable monthly, equal to the Prime Rate from and including the date the Indemnified Party disbursed funds or suffered or incurred a Loss to, but excluding, the day of payment by the Indemnifying Party to the Indemnified Party, with interest on overdue interest at the same rate. All Losses that are Taxes will bear interest at a rate per annum, calculated and payable monthly, equal to the Prime Rate from and including the date the Indemnified Party paid such Taxes to, but excluding, the day of payment by the Indemnifying Party to the Indemnified Party of the Indemnity Payment in respect of such Taxes, with interest on overdue interest at the same rate.
6.10 Judgment Currency
(a)	If for the purpose of obtaining or enforcing judgment against the Indemnifying Party in any court in any jurisdiction, it becomes necessary to convert into any other currency (the “Judgment Currency”) an amount due in Canadian dollars under this Agreement, the conversion will be made at the rate of exchange prevailing on the Business Day immediately preceding:
(i)	the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Alberta or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)	the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the “Judgment Conversion Date”).
(b)	If, in the case of any proceeding in the court of any jurisdiction referred to in Section 6.10(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Indemnifying Party must pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian dollars, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

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6.11 Exclusive Remedy
     Subject to Section 6.13 and except for remedies for injunctive or equitable relief, claims for fraud or intentional misrepresentation or as otherwise expressly provided in this Agreement, the indemnification rights set forth in this Article 6 shall be the sole and exclusive remedy for any Claim arising out of this Agreement.
6.12 Mitigation
     Nothing in this Agreement shall in any way restrict or limit the general obligation at law of an Indemnified Party to mitigate any Loss which it may suffer or incur by reason of the breach by an Indemnifying Party of any representation, warranty, covenant, obligation or agreement of the Indemnifying Party hereunder. If any such Loss can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the Indemnified Party shall take all appropriate and reasonable steps to enforce such recovery, settlement or payment. Notwithstanding the foregoing, no Indemnified Party shall have any obligation to mitigate any Loss prior to or in connection with any application of remedies for injunctive or equitable relief.
6.13 Superseding Indemnity
     Notwithstanding anything else herein contained, concurrently with the execution and delivery of the Separation and Transition Agreement, the indemnity provisions contained in the Separation and Transition Agreement shall supersede and replace this Article 6 and this Article 6 shall be of no further force or effect. Any Claim advanced or right to advance a Claim under this Article 6 prior to the Effective Date may be continued or advanced under the Separation and Transition Agreement and the provisions of the Separation and Transition Agreement shall apply mutatis mutandis with respect to any such Claim or right.
ARTICLE 7 — AMENDMENT AND TERMINATION
7.01 Amendment
     This Agreement may, at any time and from time to time before and after the holding of the Meeting, but not later than the Effective Date, be amended by written agreement of the Parties without, subject to Applicable Law, further notice to or authorization on the part of their respective shareholders. Without limiting the generality of the foregoing, any such amendment may:
(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation contained herein or in any document to be delivered pursuant hereto;

(c)	except as otherwise provided herein, waive compliance with or modify any of the covenants contained herein or waive or modify performance of any of the obligations of the Parties; or

(d)	make such alterations, modifications or amendments to this Agreement as the Parties may consider necessary or desirable in connection with the Tax Rulings, the Interim Order or the Final Order.
7.02 Termination
     This Agreement may, at any time before or after the holding of the Meeting but prior to the issue of the Certificate of Arrangement, be terminated by EnCana in its sole discretion at any time without the approval of the EnCana Shareholders, Cenovus or Subco and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion of EnCana to elect to terminate this Agreement and discontinue efforts to effect the Plan of Arrangement for whatever reason it may consider appropriate. This Agreement will terminate without any further action by the Parties if the Effective Date has not occurred on or before February 28, 2010, or such later date as EnCana may determine in its sole discretion and announce, with such determination and announcement being no later than February 15, 2010.

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ARTICLE 8 — GENERAL
8.01 Notices
     Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and delivered personally or by courier or by facsimile addressed to the recipient as follows:
To EnCana:
1800, 855 — 2nd Street S.W.
P.O. Box 2850
Calgary, Alberta T2P 2S5
Attention: General Counsel
Fax No.: (403) 645-4617
To Cenovus:
4000, 421 — 7th Avenue S.W.
Calgary, Alberta T2P 4K9
Attention: Corporate Secretary
Fax No.: (403) 766-7600
To Subco:
4000, 421 — 7th Avenue S.W.
Calgary, Alberta T2P 4K9
Attention: Corporate Secretary
Fax No.: (403) 766-7600
or other such address that a Party may, from time to time, advise the other Parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice will be deemed to be the date of actual delivery thereof or, if given by facsimile, on the day of transmittal thereof if given during the normal business hours of the recipient with written confirmation of receipt by fax and verbal confirmation of same and on the next Business Day, if not given during such hours.
8.02 Time of Essence
     Time is of the essence of this Agreement.
8.03 Further Assurances
     Each of the Parties will from time to time execute and deliver such further documents and instruments and do all acts and things as any other Party may before the Effective Date reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.
8.04 Assignment
     No Party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other Parties (which consent will not be unreasonably withheld or delayed), provided that no such consent will be required for any Party to assign its rights and obligations under this Agreement and the Arrangement to a corporate successor to such Party or to a purchaser of all or substantially all of the assets of such Party.
8.05 Binding Effect
     This Agreement will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns, and specific references to “successors” elsewhere in this Agreement will not be construed to be in derogation of the foregoing.
8.06 Waiver
     Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting the same.

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8.07 No Personal Liability
(a)	No Representative of EnCana shall have any personal liability whatsoever to any other Party on behalf of EnCana under this Agreement, the Plan of Arrangement, the Pre-Arrangement Transactions, the Post-Arrangement Transactions or any other document delivered in connection with any of the foregoing;

(b)	No Representative of Cenovus shall have any personal liability whatsoever to any other Party on behalf of Cenovus under this Agreement, the Plan of Arrangement, the Pre-Arrangement Transactions, the Post-Arrangement Transactions or any other document delivered in connection with any of the foregoing; and

(c)	No Representative of Subco shall have any personal liability whatsoever to any other Party on behalf of Subco under this Agreement, the Plan of Arrangement, the Pre-Arrangement Transactions, the Post-Arrangement Transactions or any other document delivered in connection with any of the foregoing.
8.08 Invalidity of Provisions
     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Applicable Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
8.09 Entire Agreement
     This Agreement, the Plan of Arrangement and the other agreements and instruments contemplated hereby and thereby or entered into or delivered in connection herewith or therewith, including the Separation and Transition Agreement, the Employee and Benefits Matters Agreement and the Transitional Services Agreement constitute the entire agreement between the Parties pertaining to the subject matter hereof and thereof. There are no warranties, conditions, or representations (including any that may be implied by statute), and there are no agreements, in connection with such subject matter except as specifically set forth or referred to in this Agreement, the Plan of Arrangement and such other agreements and instruments contemplated hereby and thereby or entered into or delivered in connection herewith or therewith including the Separation and Transition Agreement, the Employee and Benefits Matters Agreement and the Transitional Services Agreement, or as otherwise set out in writing and delivered at Closing. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made by any Party or its Representatives to any other Party or its Representatives except to the extent that the same has been reduced to writing and included as a term of this Agreement, the Plan of Arrangement, such other agreements and instruments contemplated hereby and thereby or entered into or delivered in connection herewith or therewith including the Separation and Transition Agreement, the Employee and Benefits Matters Agreement and the Transitional Services Agreement, or as otherwise set out in writing and delivered at Closing. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent aforesaid.
8.10 Governing Law
     This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein without regard to conflicts of law principles. Each of the Parties agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Alberta, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the non-exclusive jurisdiction of those courts in that action or proceeding and agrees to be bound by any judgment of those courts.
8.11 No Third Party Beneficiaries
     Except as otherwise provided in Sections 8.04, 8.05 and 8.07, this Agreement is not intended to confer on any Person other than the Parties any rights or remedies.
8.12 Counterparts
     This Agreement may be executed in any number of original, facsimile or “pdf” counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF the Parties have executed this Agreement.

ENCANA CORPORATION

(Signed)	/s/ Randall K. Eresman

Randall K. Eresman
President & Chief Executive Officer

(Signed)	/s/ Sherri A. Brillon

Sherri A. Brillon
Executive Vice-President,
Strategic Planning & Portfolio Management

7050372 CANADA INC.

(Signed)	/s/ Brian C. Ferguson

Brian C. Ferguson
President

(Signed)	/s/ Kerry D. Dyte

Kerry D. Dyte
Secretary

CENOVUS ENERGY INC.

(Signed)	/s/ Brian C. Ferguson

Brian C. Ferguson
President

(Signed)	/s/ Kerry D. Dyte

Kerry D. Dyte
Secretary

18

APPENDIX A
PLAN OF ARRANGEMENT UNDER SECTION 192 OF
THE CANADA BUSINESS CORPORATIONS ACT
ARTICLE 1 — INTERPRETATION
1.01 Definitions
In this Plan of Arrangement, other than the Schedules:
“Acquisition Sub” means EnCana Acquisition ULC, an unlimited liability corporation governed by the Business Corporations Act (Alberta) and a wholly-owned Subsidiary of EnCana;
“Amalco” means the corporation continuing as the successor to the Amalgamating Corporations under the CBCA following the effectiveness of the Amalgamation, to be named “Cenovus Energy Inc.”;
“Amalco Common Shares” means the Common Shares of Amalco and includes, unless the context indicates otherwise, any Rights attached to such shares;
“Amalco DSU Plans” means the Cenovus DSU Plans which become the deferred share unit plans of Amalco pursuant to the Amalgamation;
“Amalco DSUs” means the Cenovus DSUs which become deferred share units of Amalco pursuant to the Amalgamation;
“Amalco Replacement SARs” means the Cenovus Replacement SARs which become stock appreciation rights of Amalco pursuant to the Amalgamation;
“Amalco Replacement Stock Options” means the Cenovus Replacement Stock Options which become stock options of Amalco pursuant to the Amalgamation;
“Amalco Rights Plan” means the Cenovus Rights Plan which becomes the shareholder rights plan of Amalco pursuant to the Amalgamation;
“Amalco SAR Plan” means the Cenovus SAR Plan which becomes the stock appreciation rights plan of Amalco pursuant to the Amalgamation;
“Amalco Stock Option Plan” means the Cenovus Stock Option Plan which becomes the stock option plan of Amalco pursuant to the Amalgamation;
“Amalgamating Corporations” means Cenovus and Subco;
“Amalgamation” means the amalgamation of Cenovus and Subco on the terms and conditions set forth in this Plan of Arrangement;
“arm’s length” has the meaning attributed to such term in Subsection 251(1) of the Tax Act;
“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or this Plan of Arrangement, or made at the direction of the Court in the Final Order;
“Arrangement Agreement” means the arrangement agreement made as of October 20, 2009 among the Parties, as it may be amended, modified or supplemented from time to time in accordance with its terms;
“Arrangement Resolution” means the special resolution of the EnCana Shareholders approving the Arrangement in accordance with the Interim Order;
“Articles of Arrangement” means the articles of arrangement of EnCana, Cenovus and Subco in respect of the Arrangement required by the CBCA to be filed with the Director after the Final Order is made;
“Bank” means Royal Bank of Canada;
“Business Day” means any day on which commercial banks are open for business in Calgary, Alberta other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;
“CBCA” means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder;
“Cenovus” means 7050372 Canada Inc., a corporation governed by the CBCA;

“Cenovus Common Shares” means the common shares in the capital of Cenovus and includes, unless the context indicates otherwise, any Rights attached to such shares;
“Cenovus Deferred Share Unit Plan for Directors” means the “Deferred Share Unit Plan for Directors of Cenovus Energy Inc.”, adopted prior to the Effective Date;
“Cenovus Deferred Share Unit Plan for Employees” means the “Deferred Share Unit Plan for Employees of Cenovus Energy Inc.”, adopted prior to the Effective Date;
“Cenovus DSU” means a deferred share unit credited by Cenovus to the account of a DSU Exchange Participant in accordance with Subsection 3.01(1)(c);
“Cenovus DSU Plans” means, collectively, the Cenovus Deferred Share Unit Plan for Directors and the Cenovus Deferred Share Unit Plan for Employees;
“Cenovus Non-Share Consideration” means any non-share consideration paid by Cenovus for the Distribution Property Exchange and, without limitation, includes the excess, if any, of the aggregate fair market value of the benefits obtained by EnCana pursuant to the DSU Exchange, Option Exchange and SAR Exchange over the fair market value of the incremental obligations incurred by EnCana pursuant to the DSU Exchange, Option Exchange and SAR Exchange;
“Cenovus Redemption Note” has the meaning set out in Subsection 3.01(2)(a);
“Cenovus Replacement SAR” means a stock appreciation right granted by Cenovus to a holder of an EnCana SAR in accordance with Subsection 3.01(1)(g), with the base value of each such Cenovus Replacement SAR determined in accordance with this Plan of Arrangement and the other terms and conditions of each such Cenovus Replacement SAR determined in accordance with the Cenovus SAR Plan and any agreements thereunder and including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan or agreements may be amended by the board of directors of Cenovus or a committee thereof;
“Cenovus Replacement Stock Option” means an option to acquire a Cenovus Common Share, including any associated tandem stock appreciation right, granted by Cenovus to a holder of an EnCana Stock Option in accordance with Subsection 3.01(1)(f), with the exercise price of each such Cenovus Replacement Stock Option determined in accordance with this Plan of Arrangement and the other terms and conditions of each such Cenovus Replacement Stock Option determined in accordance with the Cenovus Stock Option Plan and any agreements thereunder and including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan or agreements may be amended by the board of directors of Cenovus or a committee thereof;
“Cenovus Rights Plan” means the shareholder rights plan of Cenovus adopted prior to the Effective Date;
“Cenovus SAR Plan” means the “Cenovus Energy Inc. Employee Stock Appreciation Rights Plan”, adopted prior to the Effective Date;
“Cenovus Special Shares” means the non-voting, redeemable, retractable preference shares in the capital of Cenovus and having the rights, privileges, restrictions and conditions (i) currently set out in the articles of Cenovus, and (ii) after amendment in connection with the Plan of Arrangement, set out in Schedule F to the Plan of Arrangement;
“Cenovus Stock Option Plan” means the “Cenovus Energy Inc. Employee Stock Option Plan”, adopted prior to the Effective Date;
“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director, pursuant to Subsection 192(7) of the CBCA, in order to give effect to the Articles of Arrangement;
“Court” means the Court of Queen’s Bench of Alberta;
“Director” means the Director appointed under Section 260 of the CBCA;
“Dissent Rights” means the right of an EnCana Shareholder to dissent in respect of the Arrangement pursuant to the procedures set forth in Section 190 of the CBCA, as modified by Article 4 of this Plan of Arrangement, the Interim Order and any other order of the Court;
“Dissenting Shareholder” means an EnCana Shareholder who validly dissents from the Arrangement Resolution in compliance with the Dissent Rights and who has not withdrawn the exercise of such Dissent Rights and is ultimately determined to be paid fair value in respect of the EnCana Common Shares held by such EnCana Shareholder;

“Distribution Property” means the Subco Shares owned by EnCana immediately before the Distribution Property Exchange;
“Distribution Property Exchange” has the meaning set out in Subsection 3.01(1)(n);
“Distribution Record Date” means December 7, 2009, or such other date as EnCana may select;
“DSU Adjustment” means the crediting of additional EnCana DSUs to the account of a holder of EnCana DSUs, under either EnCana DSU Plan, in accordance with Subsection 3.01(2)(k);
“DSU Adjustment Number” means the number of EnCana DSUs to be credited to the account of a holder of EnCana DSUs (which, for greater certainty, shall not include a holder that is a DSU Exchange Participant) in accordance with Subsection 3.01(2)(k) and, with respect to a particular holder of EnCana DSUs, means the number of EnCana DSUs determined pursuant to the following formula (rounded down to the nearest 0.01 EnCana DSU):
[(A x B)/C] – A, where:
A is the number of EnCana DSUs, including fractional EnCana DSUs, credited to such holder’s account under the applicable EnCana DSU Plan and outstanding immediately before the DSU Adjustment;
B is the volume weighted average Trading Price of an EnCana Common Share for the period extending 10 Trading Days prior to and ending on and including the Valuation Measurement Date; and
C is the volume weighted average Trading Price of a New EnCana Common Share for the period extending 10 Trading Days prior to and ending on and including the Valuation Measurement Date;
“DSU Exchange” has the meaning set out in Subsection 3.01(1)(c);
“DSU Exchange Participant” means a holder of EnCana DSUs who is, immediately prior to the Effective Date, a Subco Employee or who will become a director, officer or employee of Amalco, or any of its corporate Subsidiaries, immediately following completion of the Arrangement and who will not be, immediately following completion of the Arrangement, an employee, officer or director of EnCana or any of its Subsidiaries;
“Effective Date” means the effective date of the Arrangement, being the date shown on the Certificate of Arrangement;
“Effective Time” means the time at which the steps to complete the Arrangement will commence, which will be 6:00 a.m. (Calgary time) on the Effective Date, subject to any amendment or variation in accordance with the terms of the Arrangement Agreement, and except as otherwise specified for the transactions referred to in Subsection 3.01(2);
“Eligible Dividend” has the meaning attributed to such term in Subsection 89(1) of the Tax Act;
“Eligible Holder” means an EnCana Shareholder (which, for greater certainty, does not include a Dissenting Shareholder):
(a)	who is resident in Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act;

(b)	who is a non-resident of Canada for the purposes of the Tax Act and whose EnCana Common Shares constitute taxable Canadian property (as defined in the Tax Act and the Tax Proposals) to the holder provided that any gain realized by the holder on a disposition at fair market value of EnCana Common Shares would not be exempt from tax under the Tax Act by virtue of any applicable Tax Convention; or

(c)	which is a partnership that owns EnCana Common Shares if one or more of the partners thereof would be described in either of (a) or (b) above if such partner directly held such EnCana Common Shares;
“Employee and Benefits Matters Agreement” means the agreement among EnCana, Cenovus, and Subco, as it may be amended, modified, or supplemented in accordance with its terms, which provides, inter alia, for the Subco DSU/Option/SAR Reimbursement Obligations;
“EnCana” means EnCana Corporation, a corporation governed by the CBCA;
“EnCana Common Shares” means the currently existing common shares in the capital of EnCana (that will be redesignated under this Plan of Arrangement as “Class A Common Shares”) and includes, unless the context indicates otherwise, any Rights attached to such shares;
“EnCana Deferred Share Unit Plan for Directors” means the “Deferred Share Unit Plan for Directors of EnCana Corporation”;
“EnCana Deferred Share Unit Plan for Employees” means the “Deferred Share Unit Plan for Employees of EnCana Corporation”;

“EnCana DSU” means a deferred share unit credited by EnCana, to the account of an employee or director of EnCana or any corporate Subsidiary, pursuant to one of the EnCana DSU Plans, that is outstanding immediately prior to the Effective Time;
“EnCana DSU Plans” means, collectively, the EnCana Deferred Share Unit Plan for Directors and the EnCana Deferred Share Unit Plan for Employees;
“EnCana Redemption Note” has the meaning set out in Subsection 3.01(2)(b);
“EnCana Reimbursement Obligation” means the formula for determining reimbursement payments to be made by EnCana to Cenovus, set out in the Employee and Benefits Matters Agreement;
“EnCana Replacement SAR” means a stock appreciation right granted by EnCana to a holder of EnCana SARs in accordance with Subsection 3.01(1)(g), with the base value of each such EnCana Replacement SAR determined in accordance with this Plan of Arrangement and the other terms and conditions of each such EnCana Replacement SAR determined in accordance with the EnCana SAR Plan and any agreements thereunder including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan and agreements may be amended by the board of directors of EnCana or a committee thereof;
“EnCana Replacement Stock Option” means an option to acquire a New EnCana Common Share, including any associated tandem stock appreciation right, granted by EnCana to a holder of an EnCana Stock Option in accordance with Subsection 3.01(1)(f), with the exercise price of each such EnCana Replacement Stock Option determined in accordance with this Plan of Arrangement and the other terms and conditions of each such EnCana Replacement Stock Option determined in accordance with the EnCana Stock Option Plan and any agreements thereunder including, where necessary, appropriate adjustments to any performance-based or other vesting conditions, as such plan and agreements may be amended by the board of directors of EnCana or a committee thereof;
“EnCana Rights Plan” means the shareholder rights plan of EnCana;
“EnCana SAR” means a stock appreciation right granted by EnCana to an employee pursuant to the EnCana SAR Plan that is outstanding immediately prior to the Effective Time;
“EnCana SAR Plan” means the “EnCana Corporation Employee Stock Appreciation Rights Plan”;
“EnCana Shareholder” means a holder of EnCana Common Shares;
“EnCana Special Shares” means the non-voting, redeemable, retractable preference shares in the capital of EnCana created pursuant to this Plan of Arrangement and having the rights, privileges, restrictions and conditions set out in Schedule A to this Plan of Arrangement;
“EnCana Stock Option” means an option to acquire an EnCana Common Share, including any associated tandem stock appreciation right, granted by EnCana to an employee or officer pursuant to the EnCana Stock Option Plan, that is outstanding immediately prior to the Effective Time;
“EnCana Stock Option Plan” means the “EnCana Corporation Key Employee Stock Option Plan”, which includes, where applicable, stock option plans of predecessors of EnCana;
“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property;
“Exchange Cenovus DSUs” means the number of Cenovus DSUs to be credited to the account of a DSU Exchange Participant in accordance with Subsection 3.01(1)(c), and, in respect of any particular DSU Exchange Participant, means the amount determined pursuant to the following formula (rounded down to the nearest 0.01 Cenovus DSU):
(A x B)/C, where:
A is the number of EnCana DSUs (including fractional EnCana DSUs) credited to such DSU Exchange Participant’s account under the applicable EnCana DSU Plan and outstanding immediately before the DSU Exchange;
B is the volume weighted average Trading Price of an EnCana Common Share for the period extending 10 Trading Days prior to and ending on and including the Valuation Measurement Date; and
C is the volume weighted average Trading Price of a Cenovus Common Share for the period extending 10 Trading Days prior to and ending on and including the Valuation Measurement Date;

“Exercise Price Proportion” means the fraction A/B, where:
A is the volume weighted average Trading Price of a Cenovus Common Share on the Option/SAR Measurement Date; and
B is the aggregate of the volume weighted average Trading Price of a Cenovus Common Share on the Option/ SAR Measurement Date and the volume weighted average Trading Price of a New EnCana Common Share on the Option/SAR Measurement Date;
“fair market value” means the highest price available in an open and unrestricted market between informed prudent parties acting at arm’s length and under no compulsion to act and contracting for a taxable purchase and sale, expressed in terms of cash;
“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended, with or without variation, on appeal;
“Initial Cenovus Share Exchange” has the meaning set out in Subsection 3.01(1)(k);
“Initial EnCana Share Exchange” has the meaning set out in Subsection 3.01(1)(h);
“Interim Order” means the interim order of the Court dated October 16, 2009 concerning the Arrangement containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be amended or varied by the Court;
“Listing Time” means the time, immediately after the completion of the transactions referred to in Subsection 3.01(1), when both the New EnCana Common Shares continue to be listed, and the Cenovus Common Shares are listed, on the TSX;
“Meeting” means the special meeting of EnCana Shareholders (including any adjournment or postponement thereof) to be called and held in accordance with the Interim Order to consider and, if deemed advisable, to approve the Arrangement Resolution, the Stock Option Plan Resolution and the Shareholder Rights Plan Resolution;
“New EnCana Common Shares” means the new class of common shares in the capital of EnCana created pursuant to this Plan of Arrangement, designated as “Common Shares” and having the rights, privileges, restrictions and conditions set out in Schedule A to this Plan of Arrangement;
“NYSE” means the New York Stock Exchange;
“Option Exchange” has the meaning set out in Subsection 3.01(1)(f);
“Option/SAR Measurement Date” means the last Trading Day following the Effective Date on which each of the EnCana Common Shares, New EnCana Common Shares and Cenovus Common Shares all trade on the TSX, whether such trading occurs on an “if, as and when issued” basis or on a “regular” basis;
“Party” means a party to this Plan of Arrangement;
“Person” means and includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unlimited liability corporation, trustee, executor, administrator, legal representative, government (including any governmental authority) or any other entity, whether or not having legal status, except that, for the purposes of the definition of “Eligible Holder” in this Plan of Arrangement, a “person” shall have the same meaning as for the purposes of the Tax Act and, where EnCana Common Shares are held by a trustee under a bare trust arrangement, the beneficiary and not the trustee shall be regarded as the holder of such EnCana Common Shares and any property substituted therefor;
“Plan of Arrangement” means this plan of arrangement, including its Schedules, as it may be amended, modified or supplemented from time to time in accordance with the terms hereof;
“Prime Rate” means the floating rate of interest established from time to time by the Bank (and reported to the Bank of Canada) as the reference rate of interest the Bank will use to determine rates of interest payable by its borrowers on Canadian dollar commercial loans made by the Bank to such borrowers in Canada and designated by the Bank as its “prime rate”;
“PUC” means paid-up capital, and has the meaning attributed to such term in Subsection 89(1) of the Tax Act;
“Right” means a right to acquire a common share of a particular corporation issued pursuant to a shareholder rights plan adopted by the corporation issuing the rights where the shareholder rights plan is substantially similar to the EnCana Rights Plan;
“SAR Exchange” has the meaning set out in Subsection 3.01(1)(g);

“Shareholder Rights Plan Resolution” means the ordinary resolution of EnCana Shareholders approving the Cenovus Rights Plan to be considered at the Meeting;
“Stock Option Plan Resolution” means the ordinary resolution of EnCana Shareholders approving the Cenovus Stock Option Plan to be considered at the Meeting;
“Subco” means Cenovus Energy Inc. (formerly EnCana Finance Ltd.), a corporation governed by the CBCA;
“Subco DSU Reimbursement Obligations” means the obligations of Subco (and its permitted assigns) under the Employee and Benefits Matters Agreement to make reimbursement payments to EnCana upon the redemption of EnCana DSUs (or any replacement rights) from the account of individuals who are, immediately after the Effective Time, Subco Employees;
“Subco DSU/Option/SAR Reimbursement Obligations” means, collectively, the Subco DSU Reimbursement Obligations, the Subco Option Reimbursement Obligations, and the Subco SAR Reimbursement Obligations;
“Subco Employee” means an employee of EnCana who, prior to the Effective Time, becomes an employee of Subco, or a Subsidiary of Subco, in accordance with the Employee and Benefits Matters Agreement;
“Subco Option Reimbursement Obligations” means the obligations of Subco (or its permitted assigns) under the Employee and Benefits Matters Agreement to make reimbursement payments to EnCana (or its permitted assigns) upon the surrender for cash of EnCana Stock Options (or any replacement rights) by individuals who are, immediately after the Effective Time, Subco Employees;
“Subco SAR Reimbursement Obligations” means the obligations of Subco (or its permitted assigns) under the Employee and Benefits Matters Agreement to make reimbursement payments to EnCana (or its permitted assigns) upon the exercise of EnCana SARs (or any replacement rights) by individuals who are, immediately after the Effective Time, Subco Employees;
“Subco Shares” means the Common Shares of Subco;
“Subsidiary” means, at any particular time, a Person controlled, directly or indirectly, by EnCana, Cenovus or Subco, as applicable;
“Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;
“Tax Convention” means any bilateral tax convention to which Canada is a party that is in force as at the Effective Time;
“Tax Proposals” means all specific proposals to amend the Tax Act that have been announced or published by or on behalf of the Minister of Finance (Canada) prior to the Effective Time;
“Trading Day” means a day, other than a Saturday or a Sunday, when the TSX is open for trading;
“Trading Price” means the trading price of an EnCana Common Share, New EnCana Common Share or Cenovus Common Share, as the case may be, on the TSX on the applicable date and, for greater certainty, such trading price may be determined by reference to trading of the New EnCana Common Shares or Cenovus Common Shares, as the case may be, on an “if, as and when issued” basis;
“Transfer Agent” means CIBC Mellon Trust Company, as registrar and transfer agent of EnCana, or such other Person as may be designated by EnCana;
“TSX” means the Toronto Stock Exchange; and
“Valuation Measurement Date” means the last Trading Day preceding the Effective Date on which the EnCana Common Shares, New EnCana Common Shares and Cenovus Common Shares all trade on the TSX, whether such trading occurs on an “if, as and when issued” basis or on a “regular” basis.
1.02 Construction
     In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:
(a)	the division of this Plan of Arrangement into Articles, Sections and Subsections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)	the words “hereunder”, “hereof” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or Subsection and references to “Articles”, “Sections” and “Subsections” are to Articles, Sections and Subsections of this Plan of Arrangement;

(c)	words importing the singular include the plural and vice versa, and words importing any gender include all genders and the neuter;

(d)	the word “including”, when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement; and

(e)	a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation.
1.03 Schedules
     The following are the Schedules to this Plan of Arrangement:
Schedule A —	Share Conditions attaching to EnCana Common Shares, New EnCana Common Shares, EnCana Special Shares and the First Preferred and Second Preferred Shares of EnCana

Schedule B —	Share Conditions attaching to Cenovus Common Shares and the First Preferred and Second Preferred Shares of Cenovus

Schedule C —	Directors of Cenovus

Schedule D —	By-laws of Cenovus

Schedule E —	Terms of Amalgamation of Cenovus and Subco

Schedule F —	Share Conditions attaching to Cenovus Special Shares
ARTICLE 2 — ARRANGEMENT AGREEMENT
2.01 Arrangement Agreement
(1)	This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

(2)	This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective at, and be binding at and after, the Effective Time.

(3)	The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

(4)	Other than as expressly provided for herein, no portion of this Plan of Arrangement shall take effect with respect to any Party or Person until the Effective Time. Further, each of the events listed in Article 3 shall be, without affecting the timing set out in Article 3, mutually conditional, such that no event described in Article 3 may occur without all steps occurring, and those events shall effect the integrated transaction which constitutes the Arrangement.
ARTICLE 3 — THE ARRANGEMENT
3.01 Arrangement
(1)	At the Effective Time, the events and transactions set out in Subsections 3.01(1)(a) to 3.01(1)(o), inclusive, will occur and be deemed to occur, unless otherwise provided, in the order set out below, without any further act or formality, and with each event or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event or transaction:
(a)	the terms of the EnCana Rights Plan will be amended, waived, varied, suspended or rescinded in order to facilitate the completion of the transactions contemplated by the Arrangement;

(b)	(i)	the Rights attached to the EnCana Common Shares will be cancelled without any payment therefor;

(ii)	the issuance of Rights pursuant to the EnCana Rights Plan will be suspended until immediately following the issuance of the New EnCana Common Shares pursuant to the Initial EnCana Share Exchange;

(iii)	no EnCana Stock Options may be exercised or surrendered after the Effective Time; and

(iv)	no EnCana SARs may be exercised after the Effective Time;
(c)	each EnCana DSU which has been credited to and is outstanding in the account of a DSU Exchange Participant pursuant to an EnCana DSU Plan shall be cancelled and, as the sole consideration therefor, the account of such DSU Exchange Participant in the applicable Cenovus DSU Plan shall be credited with the applicable number of Exchange Cenovus DSUs (the “DSU Exchange”). For greater certainty, a DSU Exchange Participant will receive no consideration for the cancellation of such DSU Exchange Participant’s EnCana DSUs other than the crediting of Exchange Cenovus DSUs. As the sole consideration for the grant of the Exchange Cenovus DSUs by Cenovus, EnCana will assign to Cenovus all of its rights under the Subco DSU Reimbursement Obligations;

(d)	the articles of Cenovus will be amended such that the rights, privileges, restrictions and conditions attaching to the Cenovus Special Shares will be as set out in Schedule F to this Plan of Arrangement;

(e)	the articles of EnCana will be amended to change the designation of the EnCana Common Shares from “Common Shares” to “Class A Common Shares” and to increase the voting rights of the EnCana Common Shares from one vote to two votes per EnCana Common Share, to amend the rights, privileges, restrictions and conditions attaching to the first preferred shares and second preferred shares of EnCana to be subordinate to the EnCana Special Shares, and to create and authorize the issuance of (in addition to the shares that EnCana is authorized to issue immediately before the Effective Time) the following two new classes of shares:
(i)	an unlimited number of New EnCana Common Shares; and

(ii)	an unlimited number of EnCana Special Shares,
and the rights, privileges, restrictions and conditions attaching to each class of shares of EnCana will be as set out in Schedule A to this Plan of Arrangement;

(f)	each holder of an EnCana Stock Option will dispose of the Exercise Price Proportion of such holder’s EnCana Stock Options to Cenovus and the remaining portion to EnCana, and as the sole consideration therefor: (i) Cenovus will grant Cenovus Replacement Stock Options to the holder under the Cenovus Stock Option Plan; and (ii) EnCana will grant EnCana Replacement Stock Options to the holder under the EnCana Stock Option Plan (collectively, the “Option Exchange”), such that, for each EnCana Common Share that the holder would have been entitled to acquire pursuant to an EnCana Stock Option (and the terms of the EnCana Stock Option Plan), the holder will instead be entitled to acquire one New EnCana Common Share pursuant to the corresponding EnCana Replacement Stock Option and one Cenovus Common Share pursuant to the corresponding Cenovus Replacement Stock Option. For greater certainty, a holder of EnCana Stock Options will receive no consideration for the exchange of such EnCana Stock Options other than EnCana Replacement Stock Options and Cenovus Replacement Stock Options, and the EnCana Stock Options so exchanged will be cancelled and terminated concurrently with the Option Exchange. The original exercise price of a holder’s EnCana Stock Options will be allocated to the EnCana Replacement Stock Options and the Cenovus Replacement Stock Options acquired by the holder pursuant to the Option Exchange such that an amount equal to the Exercise Price Proportion of such original exercise price (rounded up to the nearest whole cent) will be payable by the holder to Cenovus under the Cenovus Replacement Stock Options and an amount equal to the remainder of such original exercise price will be payable by the holder to EnCana under the EnCana Replacement Stock Options. No EnCana Replacement Stock Option or Cenovus Replacement Stock Option may be exercised or surrendered until the day that is the day after the Option/SAR Measurement Date. As the sole consideration for the grant of the Cenovus Replacement Stock Options by Cenovus, EnCana will: (i) assign to Cenovus that portion of its rights under the Subco Option Reimbursement Obligations equal to the Exercise Price Proportion; and (ii) acknowledge that the grant of the Cenovus Replacement Stock Options to individuals who are not Subco Employees is a direct benefit to the business of EnCana through providing remuneration and incentive to such persons and, accordingly, will agree to reimburse Cenovus in accordance with the EnCana Reimbursement Obligation for all cash payments made by Cenovus upon the surrender of Cenovus Replacement Stock Options by individuals who are not, immediately after the Effective Time, Subco Employees;

(g)	each holder of an EnCana SAR will dispose of the Exercise Price Proportion of such holder’s EnCana SARs to Cenovus and the remaining portion to EnCana, and as the sole consideration therefor: (i) Cenovus will grant Cenovus Replacement SARs to the holder under the Cenovus SAR Plan; and (ii) EnCana will grant EnCana Replacement SARs to the holder under the EnCana SAR Plan (collectively, the “SAR Exchange”), such that, for each EnCana SAR held by the holder, the holder will instead hold an EnCana Replacement SAR and a Cenovus Replacement SAR. For greater certainty, a holder of EnCana SARs will receive no consideration for the exchange of such EnCana SARs other than EnCana Replacement SARs and Cenovus Replacement SARs, and the EnCana SARs so exchanged will be cancelled and terminated concurrently with the SAR Exchange. The original base value of a holder’s EnCana SARs will be allocated to the EnCana Replacement SARs and the Cenovus Replacement SARs acquired by the holder pursuant to the SAR Exchange such that an amount equal to the Exercise Price Proportion of such original base value (rounded up to the nearest whole cent) will be the base value of the Cenovus Replacement SARs and an amount equal to the remainder of such original base value will be the base value of the EnCana Replacement SARs. No EnCana Replacement SARs or Cenovus Replacement SARs may be exercised until the day that is the day after the Option/ SAR Measurement Date. As the sole consideration for the grant of the Cenovus Replacement SARs by Cenovus, EnCana will: (i) assign to Cenovus that portion of its rights under the Subco SAR Reimbursement Obligations equal to the Exercise Price Proportion; and (ii) acknowledge that the grant of the Cenovus Replacement SARs to individuals who are not Subco Employees is a direct benefit to the business of EnCana through providing remuneration and incentive to such persons and, accordingly, will agree to reimburse Cenovus in accordance with the EnCana Reimbursement Obligation for all cash payments made by Cenovus upon the exercise of Cenovus Replacement SARs by individuals who are not, immediately after the Effective Time, Subco Employees;

(h)	each EnCana Shareholder will simultaneously transfer to EnCana, with good and marketable title thereto and free from any Encumbrances, all of the EnCana Common Shares held by such EnCana Shareholder (other than EnCana Common Shares in respect of which Dissent Rights are validly exercised), and as the sole consideration for each EnCana Common Share so transferred, EnCana will issue to each such EnCana Shareholder one New EnCana Common Share and one EnCana Special Share (the “Initial EnCana Share Exchange”). In connection with the Initial EnCana Share Exchange:
(i)	EnCana will not make a joint election under the provisions of Subsection 85(1) or Subsection 85(2) of the Tax Act with any EnCana Shareholder;

(ii)	subject to Subsection 3.01(1)(h)(iii), the amount in the stated capital account maintained by EnCana for the EnCana Common Shares will be deducted from such account and a portion thereof will be added to the stated capital account maintained by EnCana for each of the New EnCana Common Shares and the EnCana Special Shares based on the proportion thereof that the fair market value of each of such two classes of shares is of the fair market value of the EnCana Common Shares so exchanged, with all such fair market values determined in accordance with the authorization of the board of directors of EnCana at the time of the Initial EnCana Share Exchange; and

(iii)	the amounts to be added to the stated capital accounts maintained by EnCana for the New EnCana Common Shares and EnCana Special Shares pursuant to Subsection 3.01(1)(h)(ii) will not, in the aggregate, be greater than the PUC of the EnCana Common Shares so exchanged at the time of the Initial EnCana Share Exchange;
(i)	concurrently with the issuance of the New EnCana Common Shares pursuant to the Initial EnCana Share Exchange: (i) all of the EnCana Common Shares acquired by EnCana pursuant to the Initial EnCana Share Exchange will be cancelled; and (ii) the New EnCana Common Shares will, outside and not as part of this Plan of Arrangement, continue to be listed for trading on the TSX and NYSE and, for greater certainty, such continued listing will be effective before the redemption of the EnCana Special Shares pursuant to Subsection 3.01(2)(b) and the redemption of the Cenovus Special Shares pursuant to Subsection 3.01(2)(a);

(j)	immediately following the issuance of the New EnCana Common Shares pursuant to the Initial EnCana Share Exchange, a Right will be issued by EnCana in respect of each New EnCana Common Share pursuant to the EnCana Rights Plan, the terms of which, including the exercise price thereof (subject to adjustment in accordance with Subsection 2.3(c) of the EnCana Rights Plan), will be identical to the terms of the Rights which were attached to the EnCana Common Shares immediately prior to the Effective Time, provided that, for the purposes of the EnCana Rights Plan, the New EnCana Common Shares shall be the Common Shares (as defined in the EnCana Rights Plan) and the Exercise Price (as

defined in the EnCana Rights Plan) shall be determined based on the first five consecutive Trading Days, commencing on or after the Effective Date, on which the New EnCana Common Shares trade on the TSX, on an “if, as and when issued” basis or otherwise, and no further adjustments shall be required pursuant to Section 2.3 of the EnCana Rights Plan as a result of this Plan of Arrangement;

(k)	each EnCana Shareholder will simultaneously transfer to Cenovus, with good and marketable title thereto and free from any Encumbrances, all of the EnCana Special Shares held by such EnCana Shareholder, and, as the sole consideration for each EnCana Special Share so transferred, Cenovus will issue to each such EnCana Shareholder one Cenovus Common Share (the “Initial Cenovus Share Exchange”). In connection with the Initial Cenovus Share Exchange:
(i)	if requested by an Eligible Holder within 180 days after the Effective Date, Cenovus, through its successor, Amalco, will jointly elect with such Eligible Holder to have the provisions of Subsection 85(1) of the Tax Act (or, in the case of an Eligible Holder that is a partnership, Subsection 85(2) of the Tax Act), and the corresponding provisions of any applicable provincial legislation, apply to the Initial Cenovus Share Exchange with the agreed amount to be specified by such Eligible Holder (subject to the limitations set out in the Tax Act and any applicable provincial legislation); and

(ii)	in accordance with the CBCA, Cenovus will add to the stated capital account maintained by Cenovus for the Cenovus Common Shares an amount that will not exceed the aggregate PUC of the EnCana Special Shares so transferred to Cenovus less the amount, if any, by which the aggregate PUC of the EnCana Special Shares that are the subject of elections under Subsection 85(1) or 85(2) of the Tax Act exceeds the aggregate agreed amounts specified in such elections;
(l)	concurrently with the issuance of the Cenovus Common Shares pursuant to the Initial Cenovus Share Exchange, the Cenovus Common Shares will, outside and not as part of this Plan of Arrangement, be listed on the TSX and NYSE (subject to standard post-closing listing conditions imposed by the TSX and NYSE in similar circumstances) and, for greater certainty, such listing on the TSX will occur before the redemption of the EnCana Special Shares pursuant to Subsection 3.01(2)(b) and the redemption of the Cenovus Special Shares pursuant to Subsection 3.01(2)(a);

(m)	immediately following the issuance of the Cenovus Common Shares pursuant to the Initial Cenovus Share Exchange, provided that the Cenovus Rights Plan has been approved by the EnCana Shareholders, a Right will be issued by Cenovus in respect of each Cenovus Common Share outstanding pursuant to the Cenovus Rights Plan;

(n)	EnCana will transfer to Cenovus all of the Distribution Property (the “Distribution Property Exchange”), with good and marketable title thereto and free from any Encumbrances. As the consideration for the Distribution Property so transferred by EnCana to Cenovus, Cenovus will: (i) issue to EnCana 100 Cenovus Special Shares, having an aggregate redemption amount, as determined pursuant to the articles of Cenovus, equal to the fair market value of the Distribution Property at the time of transfer less the amount of the Cenovus Non-Share Consideration; and (ii) incur any Cenovus Non-Share Consideration; and

(o)	in connection with the Distribution Property Exchange:
(i)	Cenovus and EnCana will jointly elect to have the provisions of Subsection 85(1) of the Tax Act apply to the transfer of the Distribution Property. The agreed amount in respect of the election will not exceed the fair market value of the Distribution Property. The agreed amount will be an amount equal to the greater of the cost amount (for the purposes of the Tax Act) of the Distribution Property to EnCana and the fair market value of any Cenovus Non-Share Consideration;

(ii)	in accordance with the CBCA, the amount added to the stated capital of Cenovus Special Shares issued by Cenovus to EnCana as described in Subsection 3.01(1)(n), will be equal to the agreed amount described in Subsection 3.01(1)(o)(i) for the Distribution Property less the fair market value of any Cenovus Non-Share Consideration; and

(iii)	as a result of the transfer of the Distribution Property to Cenovus, the net fair market value of the property received by Cenovus will be equal to or approximate that proportion of the net fair market value of all property owned by EnCana immediately before the transfer that:
(A)	the aggregate fair market value of the EnCana Special Shares owned by Cenovus immediately before the transfer, is of

(B)	the aggregate fair market value of all the issued and outstanding shares of EnCana immediately before the transfer.

(2)	Immediately after the Listing Time, the events and transactions set out in Subsections 3.01(2)(a) to 3.01(2)(k), inclusive, will occur and be deemed to occur in the order set out below, without any further act or formality, and with each event or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event or transaction:
(a)	Cenovus will redeem for cancellation all of the outstanding Cenovus Special Shares held by EnCana for an amount equal to the aggregate redemption amount (as determined pursuant to the articles of Cenovus) for such Cenovus Special Shares and will issue to EnCana as the sole consideration therefor a demand promissory note (the “Cenovus Redemption Note”) in a principal amount equal to such aggregate redemption amount and bearing interest at a rate equal to the Prime Rate from the date of demand for payment to the date of payment in full and absolute payment, satisfaction and discharge of such aggregate redemption amount, with the risk of the Cenovus Redemption Note being dishonoured. The amount of any deemed dividend resulting from the application of Subsection 84(3) of the Tax Act to the redemption of all of the outstanding Cenovus Special Shares is hereby designated by Cenovus as an Eligible Dividend;

(b)	EnCana will redeem for cancellation all of the outstanding EnCana Special Shares held by Cenovus for an amount equal to the aggregate redemption amount (as determined pursuant to the articles of EnCana) for such EnCana Special Shares and will issue to Cenovus as the sole consideration therefor a demand promissory note (the “EnCana Redemption Note”) in a principal amount equal to such aggregate redemption amount and bearing interest at a rate equal to the Prime Rate from the date of demand for payment to the date of payment in full and absolute payment, satisfaction and discharge of such aggregate redemption amount, with the risk of the EnCana Redemption Note being dishonoured. The amount of any deemed dividend resulting from the application of Subsection 84(3) of the Tax Act to the redemption of all of the outstanding EnCana Special Shares is hereby designated by EnCana as an Eligible Dividend;

(c)	EnCana will pay the principal amount of the EnCana Redemption Note by transferring to Cenovus the Cenovus Redemption Note, and the Cenovus Redemption Note will be accepted by Cenovus in full and absolute payment, satisfaction and discharge of EnCana’s obligations under the EnCana Redemption Note. Simultaneously, Cenovus will pay the principal amount of the Cenovus Redemption Note by transferring to EnCana the EnCana Redemption Note, and the EnCana Redemption Note will be accepted by EnCana in full and absolute payment, satisfaction and discharge of Cenovus’s obligations under the Cenovus Redemption Note. The EnCana Redemption Note and the Cenovus Redemption Note will thereupon be cancelled;

(d)	the articles of EnCana will be amended to remove all of the EnCana Special Shares and EnCana Common Shares from the authorized capital of EnCana (and to remove all references to the EnCana Special Shares and EnCana Common Shares), such that, following such amendment, EnCana will be authorized to issue an unlimited number of New EnCana Common Shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares;

(e)	the articles of Cenovus will be amended to remove all of the Cenovus Special Shares from the authorized capital of Cenovus (and to remove all references to the Cenovus Special Shares), such that, following such amendment, Cenovus will be authorized to issue an unlimited number of Cenovus Common Shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares, and the rights, privileges, restrictions and conditions attaching to each class of shares of Cenovus will be as set out in Schedule B to this Plan of Arrangement;

(f)	the directors of Cenovus will be those persons listed in Schedule C to this Plan of Arrangement;

(g)	the directors of Cenovus will have the authority to appoint one or more additional directors of Cenovus, who will hold office for a term expiring not later than the close of the next annual meeting of shareholders of Cenovus, but the total number of directors so appointed may not exceed one third of the number of Persons who become directors of Cenovus as contemplated by Subsection 3.01(2)(f);

(h)	the by-laws of Cenovus will be the by-laws set out in Schedule D to this Plan of Arrangement, and such by-laws are hereby deemed to have been confirmed by the shareholders of Cenovus;

(i)	PricewaterhouseCoopers LLP will be the initial auditors of Cenovus, to hold office until the close of the first annual meeting of shareholders of Cenovus, or until PricewaterhouseCoopers LLP resigns as contemplated by Section 164 of the CBCA or are removed from office as contemplated by Section 165 of the CBCA, and the directors of Cenovus will be authorized to fix their remuneration;

(j)	the Amalgamating Corporations shall be amalgamated and continued as one corporation on the terms as set out in Schedule E to this Plan of Arrangement, as if, except as otherwise set forth herein, the Amalgamation were carried out pursuant to Subsection 184(1) of the CBCA, and:
(i)	all of the property (except any amounts receivable from any Amalgamating Corporation or any shares of any Amalgamating Corporation) of the Amalgamating Corporations held immediately before the Amalgamation will become the property of Amalco;

(ii)	all of the liabilities and obligations (excluding any amounts payable to any Amalgamating Corporation) of the Amalgamating Corporations immediately before the Amalgamation will become liabilities and obligations of Amalco and as a result Amalco shall continue to be liable for the obligations of each Amalgamating Corporation (other than an amount owing by an Amalgamating Corporation to another Amalgamating Corporation);

(iii)	any existing cause of action, claim or liability to prosecution of an Amalgamating Corporation shall be unaffected;

(iv)	any civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may be continued to be prosecuted by or against Amalco;

(v)	a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against Amalco;

(vi)	the Articles of Arrangement filed to give effect to the Arrangement shall be deemed to be the articles of amalgamation and articles of incorporation of Amalco and the Certificate of Arrangement issued in respect of such Articles of Arrangement by the Director under the CBCA shall be deemed to be the certificate of amalgamation and certificate of incorporation of Amalco;

(vii)	the initial directors of Amalco shall be those persons listed in Schedule C to this Plan of Arrangement and such individuals shall hold office until the next annual meeting of the shareholders of Amalco or until their successors are elected or appointed;

(viii)	the by-laws of Amalco shall be the same as those of Cenovus, mutatis mutandis;

(ix)	the registered office of Amalco shall be located at 4000, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9;

(x)	PricewaterhouseCoopers LLP will be the initial auditors of Amalco, to hold office until the close of the first annual meeting of shareholders of Amalco, or until PricewaterhouseCoopers LLP resigns as contemplated by Section 164 of the CBCA or are removed from office as contemplated by Section 165 of the CBCA, and the directors of Amalco will be authorized to fix their remuneration;

(xi)	the name of Amalco will be “Cenovus Energy Inc.” and Amalco will use the registration number of Cenovus under Part IX of the Excise Tax Act (Canada);

(xii)	all the outstanding Subco Shares will be cancelled without any repayment of capital in respect thereof;

(xiii)	no securities will be issued by Amalco in connection with the Amalgamation and the stated capital of the Amalco Common Shares immediately after the Amalgamation will be equal to the aggregate PUC of all the issued and outstanding Cenovus Common Shares;

(xiv)	for greater certainty, the issued and outstanding Cenovus Common Shares will become the issued and outstanding Amalco Common Shares and, outside and not as part of this Plan of Arrangement, the Amalco Common Shares will continue to be listed on the TSX and NYSE (subject to standard listing conditions imposed by the TSX and NYSE in similar circumstances);

(xv)	for greater certainty, each outstanding Cenovus Replacement Stock Option will become an Amalco Replacement Stock Option entitling the holder thereof to acquire the same number of Amalco Common Shares, and the Cenovus Stock Option Plan will become the Amalco Stock Option Plan, with all of the other terms and conditions of the Amalco Replacement Stock Options, including exercise price and vesting conditions, being the same as the Cenovus Replacement Stock Options;

(xvi)	for greater certainty, each outstanding Cenovus Replacement SAR will become an Amalco Replacement SAR with the appreciation value of each Amalco Replacement SAR being referable to the appreciation in value of an Amalco Common Share and the Cenovus SAR Plan will become the Amalco SAR Plan, with all of the other terms and conditions of the Amalco Replacement SARs, including base value and vesting conditions, being the same as the Cenovus Replacement SARs;

(xvii)	for greater certainty, each outstanding Cenovus DSU will become an Amalco DSU, on the same terms and conditions, and the Cenovus DSU Plans will become the Amalco DSU Plans; and

(xviii)	for greater certainty, the Cenovus Rights Plan will become the Amalco Rights Plan, and the Rights attached to the Cenovus Common Shares will become Rights attached to the Amalco Common Shares; and
(k)	the account of each holder of EnCana DSUs in the EnCana DSU Plans (other than a DSU Exchange Participant) will be credited with that additional number of EnCana DSUs, pursuant to the applicable EnCana DSU Plan, as is equal to such holder’s DSU Adjustment Number.
(3)	All amounts of stated capital for purposes of the CBCA to be determined under this Plan of Arrangement will be determined in accordance with the authorization of the board of directors of the applicable corporation, subject to the limitations in this Plan of Arrangement.

(4)	EnCana and Cenovus hereby acknowledge that it is the respective expectation of each party that the aggregate fair market value of the benefits obtained by each of EnCana and Cenovus pursuant to the DSU Exchange, Option Exchange and SAR Exchange will equal the fair market value of the incremental obligations of each of EnCana and Cenovus, respectively, pursuant to the DSU Exchange, Option Exchange and SAR Exchange and further agree that, if the fair market value of the benefits so obtained by EnCana exceeds the fair market value of the incremental obligations so incurred by EnCana, any such difference shall be regarded as Cenovus Non-Share Consideration. No other Cenovus Non-Share Consideration is intended.

(5)	Outside and not as part of this Plan of Arrangement, the articles of Amalco will be restated and the restated articles of Amalco will be filed with the Director pursuant to Section 180 of the CBCA.

(6)	Outside and not as part of this Plan of Arrangement, the articles of EnCana will be restated and the restated articles of EnCana will be filed with the Director pursuant to Section 180 of the CBCA.
ARTICLE 4 — RIGHTS OF DISSENT
4.01 Rights of Dissent
(1)	EnCana Shareholders may exercise Dissent Rights in connection with the Arrangement with respect to their EnCana Common Shares pursuant to and in the manner set forth in the Interim Order, Section 190 of the CBCA and this Section 4.01, as the same may be modified by the Interim Order or the Final Order. EnCana Shareholders who duly exercise such Dissent Rights and who:
(a)	are ultimately entitled to be paid fair value for their EnCana Common Shares shall be deemed not to have participated in the transactions in Article 3 and shall be deemed to have transferred such EnCana Common Shares to Acquisition Sub immediately after the completion of the transactions in Article 3 without any further act or formality, and free and clear of all Encumbrances, in consideration of a debt-claim against Acquisition Sub to be paid the fair value of such EnCana Common Shares (and EnCana shall by operation of law guarantee the obligations of Acquisition Sub under such debt claim), which fair value shall be determined as of the close of business on the Business Day before the day on which the Final Order was made, and will not be entitled to any other payment or consideration, and the name of each such Dissenting Shareholder will thereupon be removed from the register of holders of EnCana Common Shares (and Acquisition Sub will be added to the register of holders of EnCana Common Shares in respect of the EnCana Common Shares transferred to Acquisition Sub); or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their EnCana Common Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting EnCana Shareholder as at and from the Effective Time and will be treated in the same manner as such a holder, on the basis set out in this Plan of Arrangement.
(2)	Immediately after Acquisition Sub is deemed to have acquired EnCana Common Shares upon the exercise of Dissent Rights pursuant to Section 4.01(1), Acquisition Sub shall be deemed to have transferred all EnCana Common Shares transferred to it pursuant to Section 4.01(1) to EnCana without any further act or formality, and free and clear of all Encumbrances, in consideration of a debt-claim against EnCana in the aggregate amount equal to the amount of the debt-claims against Acquisition Sub that arise pursuant to Section 4.01(1)

and such debt-claim against EnCana shall be paid and satisfied by EnCana providing to Acquisition Sub the funds necessary to satisfy the debt-claims against Acquisition Sub that arise pursuant to Section 4.01(1) and Acquisition Sub will use such funds to satisfy the debt-claims arising pursuant to Section 4.01(1), and the name of Acquisition Sub will thereupon be removed from the register of holders of EnCana Common Shares and such EnCana Common Shares so transferred to EnCana shall thereupon be cancelled. The amount of any deemed dividend resulting from application of Subsection 84(3) of the Tax Act to the repurchase of the EnCana Common Shares held by Acquisition Sub is hereby designated by EnCana as an Eligible Dividend.

(3)	All payments made to a Dissenting Shareholder pursuant to this Article shall be subject to, and paid net of, all applicable withholding taxes.
ARTICLE 5 — CERTIFICATES AND PAYMENTS
5.01 Entitlement to Share Certificates and Payments
(1)	Upon the Arrangement becoming effective, from and including the Effective Date to and including the Distribution Record Date, share certificates previously representing EnCana Common Shares that were exchanged in accordance with the provisions of this Plan of Arrangement will represent the New EnCana Common Shares and Amalco Common Shares to be issued to EnCana Shareholders under this Plan of Arrangement.

(2)	As soon as practicable after the Distribution Record Date, there will be delivered to each EnCana Shareholder of record at the close of business on the Distribution Record Date certificates representing the Amalco Common Shares to which such holder is entitled pursuant to the provisions of this Plan of Arrangement.

(3)	The certificates representing EnCana Common Shares will be deemed for all purposes thereafter to be certificates representing New EnCana Common Shares and, accordingly, no new certificates will be issued representing such New EnCana Common Shares.

(4)	Share certificates representing the Amalco Common Shares will be sent to EnCana Shareholders by first class mail at the most recent address for each EnCana Shareholder on the list of registered EnCana Shareholders maintained by the Transfer Agent.

(5)	No certificates will be issued for shares that are issued and subsequently cancelled in accordance with the provisions of this Plan of Arrangement.

(6)	If any certificate which immediately prior to the Effective Time represented an interest in outstanding EnCana Common Shares that were exchanged for New EnCana Common Shares and Amalco Common Shares pursuant to the provisions of this Plan of Arrangement has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Transfer Agent will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of EnCana and Amalco and their respective transfer agents, which bond is in form and substance satisfactory to each of EnCana and Amalco and their respective transfer agents, or shall otherwise indemnify EnCana and Amalco and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

(7)	All dividends or other distributions, if any, made with respect to any Amalco Common Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Transfer Agent to be held by the Transfer Agent in trust for the registered holder thereof. The Transfer Agent shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Transfer Agent in such form as the Transfer Agent may reasonably require, such dividends and distributions to which such holder is entitled, net of applicable withholding and other taxes.

ARTICLE 6 — AMENDMENTS
6.01 Amendments
(1)	Subject to compliance with the terms of this Article 6, EnCana, Cenovus and Subco may amend, modify or supplement this Plan of Arrangement at any time provided that each such amendment must be: (i) set out in writing; (ii) approved by the other parties; and (iii) filed with the Court.

(2)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by EnCana, Cenovus and Subco at any time prior to or at the Meeting (provided that the other parties to the Arrangement Agreement shall have consented thereto) with or without any other prior notice or communication to EnCana Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)	EnCana, Cenovus and Subco may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting but prior to the Effective Time with the approval of the Court and, if and as required by the Court, after communication to EnCana Shareholders.

(4)	Any amendment, modification or supplement to this Plan of Arrangement may be made at any time following the Effective Time, but prior to the restatement of the articles of EnCana and Amalco, by EnCana and Amalco without the approval of the Court, the EnCana Shareholders or the shareholders of Amalco, provided that it concerns a matter which, in the reasonable opinion of EnCana and Amalco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement or is not adverse to the financial or economic interests of any holder or former holder of EnCana Common Shares or any holder of Amalco Common Shares.

SCHEDULE A
Share Conditions attaching to EnCana Common Shares, New EnCana Common Shares,
EnCana Special Shares and the First Preferred and Second Preferred Shares of EnCana at
the time of the amendment contemplated in Subsection 3.01(1)(e)
1.	The rights, privileges, restrictions and conditions attaching to the Class A Common Shares are as follows:
(a)	Payment of Dividends: Subject to applicable law, the holders of the Class A Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation (the “Board”), in such amounts and payable in such manner as the Board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Class A Common Shares, the Board may in its sole discretion declare dividends on the Class A Common Shares to the exclusion of any other class of shares of the Corporation.

(b)	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Common Shares and Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Class A Common Shares and Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation without preference or distinction as to the class of shares held.

(c)	Voting Rights: Subject to applicable law, the holders of the Class A Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to two votes in respect of each Class A Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation.
2.	The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:
(a)	Payment of Dividends: Subject to applicable law, the holders of the Common Shares will be entitled to receive dividends if, as and when declared by the Board, in such amounts and payable in such manner as the Board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the Board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b)	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Common Shares and Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Class A Common Shares and Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation without preference or distinction as to the class of shares held.

(c)	Voting Rights: Subject to applicable law, the holders of the Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation.
3.	The rights, privileges, restrictions and conditions attaching to the Special Shares are as follows:
(a)	Dividends: The holders of the Special Shares will be entitled to receive non-cumulative cash dividends, if, as and when declared by the Board, in such amounts and payable in such manner and at such times as the Board may from time to time determine. The Board may, in its sole discretion, declare dividends on the Special Shares to the exclusion of any other class of shares of the Corporation.

(b)	Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Special Shares will be entitled to receive, before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to the holders of Class A Common Shares and Common Shares or holders of any other shares of any other class of the Corporation, an amount equal to the Redemption Amount (as defined in paragraph 3(c) below) in respect of each Special Share held by them, respectively, to the extent of the amount or value of the assets of the Corporation available under applicable law for payment to holders of shares of the Corporation upon liquidation, dissolution or winding up of the Corporation. After payment to the holders of the Special Shares of the amount provided above in this paragraph 3(b), such holders will not be entitled to share in any further distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(c)	Redemption by Corporation: The Corporation may redeem at any time the whole, or from time to time any part, of the then issued and outstanding Special Shares from the holders thereof on payment (which may, at the discretion of the Corporation, be made through the issuance of a promissory note or promissory notes) of: (i) an amount for each Special Share to be redeemed equal to the aggregate fair market value of all of the issued and outstanding EnCana Common Shares immediately before the issuance of the Special Shares as described in Subsection 3.01(1)(h) of the Plan of Arrangement multiplied by the Butterfly Proportion and then divided by the number of Special Shares so issued; and (ii) all declared and unpaid dividends on such Special Share. The amount contemplated by items (i) and (ii) above in this paragraph 3(c) is referred to herein as the “Redemption Amount”. For the purposes of this paragraph 3(c):

“Butterfly Proportion” means the fraction A/B where:
A	is the Net Fair Market Value of the Distribution Property to be transferred by the Corporation to Cenovus as described in Subsection 3.01(1)(n) of the Plan of Arrangement determined immediately before such transfer; and

B	is the Net Fair Market Value of all property owned by the Corporation immediately before the transfer of the Distribution Property by the Corporation to Cenovus as described in Subsection 3.01(1)(n) of the Plan of Arrangement;
“Cenovus” has the meaning attributed to such term in the Plan of Arrangement;
“Distribution Property” has the meaning attributed to such term in the Plan of Arrangement;
“EnCana Common Shares” has the meaning attributed to such term in the Plan of Arrangement;
“Net Fair Market Value” of any property shall be determined on a consolidated basis in accordance with all administrative policies of the Canada Revenue Agency in effect at the time the Special Shares are issued and, in determining Net Fair Market Value, the following principles will apply:
(i)	any tax-related accounts in any corporation (such as deferred income taxes, the balance of non-capital losses and the balance of net capital losses) will not be considered to be property of that corporation;

(ii)	the amount of any liability will be its principal amount;

(iii)	no amount will be considered to be a liability unless it represents a true legal liability which is capable of quantification;

(iv)	the portion of the long-term debt due within one year will be treated as a current liability; and

(v)	liabilities of a corporation will include its respective partnership share of each liability of any partnership of which such corporation is a partner; and
“Plan of Arrangement” means the Plan of Arrangement to which this Schedule A is attached.

(d)	Retraction by Holder: Subject to applicable law, a holder of Special Shares will be entitled to require the Corporation to redeem, at any time, all or any of the Special Shares held by such holder, by tendering to the Corporation at its registered office a share certificate or certificates representing the Special Shares that the holder wishes to have the Corporation redeem together with a written request specifying the number of Special Shares to be redeemed and the business day (referred to herein as the “Retraction Date”) on which the holder wishes to have the Corporation redeem the Special Shares. Following receipt of such share certificate or certificates and written request, the Corporation will, on the Retraction Date (or as soon as practicable thereafter), redeem such Special Shares by paying to the holder the Redemption Amount for each Special Share so redeemed.

(e)	Cancellation: Any Special Shares that are redeemed by the Corporation as aforesaid will for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment of the Redemption Amount by the Corporation to or for the benefit of the holder thereof.

(f)	No Dilution: For so long as any Special Shares are outstanding, the Corporation will not: (i) declare or pay any dividend on the shares of any other class of the Corporation; or (ii) redeem, purchase for cancellation or otherwise acquire any shares of any other class of the Corporation, if, in the opinion of the Board, the payment of such dividend or the consideration payable in connection with such redemption, purchase or other acquisition, as the case may be, would reduce the net realizable value of the assets of the Corporation (after taking into account all liabilities of the Corporation) to an amount that is less than the product of the Redemption Amount of each

Special Share multiplied by the number of Special Shares outstanding immediately before the time of payment of such dividend or consideration, as the case may be.

(g)	Voting Rights: Subject to applicable law, holders of the Special Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

(h)	Specified Amount: For the purposes of Subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each Special Share shall be the amount specified by a Director or an Officer of the Corporation in a certificate that is made (i) effective concurrently with the issuance of such Special Share; and (ii) pursuant to a resolution of the Board duly passed and evidenced in writing authorizing the issuance of such Special Share, such amount to be expressed as a dollar amount (and not expressed as a formula) and shall be equal to the fair market value of the consideration for which such Special Share is issued.
4.	The rights, privileges, restrictions and conditions attaching to the First Preferred Shares are as follows:
(a)	Authority to Issue in One or More Series: The First Preferred Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred Shares.

(b)	Voting Rights: Except as hereinafter referred to or as required by applicable law, the holders of First Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of First Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the Board.

(c)	Limitation on Issue: The Board may not issue any First Preferred Shares if by so doing the aggregate amount payable to holders of First Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

(d)	Ranking of First Preferred Shares: The First Preferred Shares will rank junior to the Special Shares, but will be entitled to priority over the Second Preferred Shares, the Class A Common Shares and the Common Shares and over any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(e)	Dividends Preferential: Except with the consent in writing of the holders of all the First Preferred Shares outstanding, no dividend can be declared and paid, or set apart for payment, on the Second Preferred Shares, the Class A Common Shares or the Common Shares or on any other shares ranking junior to the First Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of First Preferred Shares outstanding have been declared and paid or set apart for payment.
5.	The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are as follows:
(a)	Authority to Issue in One or More Series: The Second Preferred Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Second Preferred Shares.

(b)	Voting Rights: Except as hereinafter referred to or as required by applicable law, the holders of Second Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of Second Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay, dividends on that series of Second Preferred Shares for any period as may be so determined by the Board.

(c)	Limitation on Issue: The Board may not issue any Second Preferred Shares if by so doing the aggregate amount payable to holders of Second Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

(d)	Ranking of Second Preferred Shares: The Second Preferred Shares will rank junior to the Special Shares and the First Preferred Shares, but will be entitled to priority over the Class A Common Shares and the Common Shares and over any other shares ranking junior to the Second Preferred Shares, with respect to the payment of dividends and the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up of its affairs.

(e)	Dividends Preferential: Except with the consent in writing of the holders of all the Second Preferred Shares outstanding, no dividend can be declared and paid, or set apart for payment, on the Class A Common Shares or the Common Shares or on any other shares ranking junior to the Second Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of Second Preferred Shares outstanding have been declared and paid or set apart for payment.

SCHEDULE B
Share Conditions attaching to Cenovus Common Shares
and the First Preferred and Second Preferred Shares of Cenovus at the time of the amendment contemplated in Subsection 3.01(2)(e)
1.	The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:
(a)	Payment of Dividends: Subject to applicable law, the holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation (the “Board”), in such amounts and payable in such manner as the Board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the Board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b)	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c)	Voting Rights: Subject to applicable law, the holders of the Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation.
2.	The rights, privileges, restrictions and conditions attaching to the First Preferred Shares are as follows:
(a)	Authority to Issue in One or More Series: The First Preferred Shares may, at any time and from time to time, be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred Shares.

(b)	Voting Rights: Except as hereinafter referred to or as required by applicable law, the holders of First Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of First Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the Board.

(c)	Limitation on Issue: The Board may not issue any First Preferred Shares if by so doing the aggregate amount payable to holders of First Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

(d)	Ranking of First Preferred Shares: The First Preferred Shares will be entitled to priority over the Second Preferred Shares and the Common Shares and over any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(e)	Dividends Preferential: Except with the consent in writing of the holders of all the First Preferred Shares outstanding, no dividend shall be declared and paid, or set apart for payment, on the Second Preferred Shares or the Common Shares or on any other shares ranking junior to the First Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of First Preferred Shares outstanding have been declared and paid or set apart for payment.
3.	The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are as follows:
(a)	Authority to Issue in One or More Series: The Second Preferred Shares may, at any time and from time to time, be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Second Preferred Shares.

(b)	Voting Rights: Except as hereinafter referred to or as required by applicable law, the holders of Second Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of Second Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay dividends on that series of Second Preferred Shares for any period as may be so determined by the Board.

(c)	Limitation on Issue: The Board may not issue any Second Preferred Shares if by so doing the aggregate amount payable to holders of Second Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

(d)	Ranking of Second Preferred Shares: The Second Preferred Shares will rank junior to the First Preferred Shares, but will be entitled to priority over the Common Shares and over any other shares ranking junior to the Second Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up of its affairs.

(e)	Dividends Preferential: Except with the consent in writing of the holders of all the Second Preferred Shares outstanding, no dividend can be declared and paid on or set apart for payment on the Common Shares or on any other shares ranking junior to the Second Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of Second Preferred Shares outstanding have been declared and paid or set apart for payment.

SCHEDULE C
Directors of Cenovus

Canadian
Name	Resident
Michael A. Grandin (Chairman)	Yes
Ralph S. Cunningham	No
Patrick D. Daniel	Yes
Ian W. Delaney	Yes
Brian C. Ferguson	Yes
Valerie A.A. Neilsen	Yes
Wayne G. Thomson	Yes
Charles M. Rampacek	No
Colin Taylor	Yes

SCHEDULE D
By-Laws of Cenovus
BY-LAW NO. 1
A by-law relating generally to the conduct of the business and affairs of 7050372 Canada Inc.
PART ONE
INTERPRETATION
1.01 Definitions
In this By-Law, unless the context otherwise requires:
(a)	“Act” means the Canada Business Corporations Act and the regulations made thereunder and any statute and regulations that may be substituted therefor, as from time to time amended;

(b)	“Articles” means the Articles of Incorporation of the Corporation as from time to time amended or restated;

(c)	“Board” means the board of directors of the Corporation;

(d)	“By-Laws” means this By-Law No. 1 and all other by-laws of the Corporation from time to time in force and effect;

(e)	“Corporation” means 7050372 Canada Inc.;

(f)	“Recorded Address” means in the case of a shareholder the address as recorded in the securities register; in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the Board, the latest address for such person as recorded in the records of the Corporation or, in the case of a director, in the last notice of directors filed under the Act; and

(g)	“Signing Officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Section 2.01 or by a resolution passed pursuant thereto.
All terms and expressions defined in the Act and used herein shall have the same meaning herein as in the Act.
1.02 Construction
Words importing the singular include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated associations.
PART TWO
BUSINESS OF THE CORPORATION
2.01 Execution of Instruments
All instruments and documents of whatsoever kind may be signed on behalf of the Corporation by the Chairman, the Vice-Chairman, the President, a Vice-President or a director together with another one of the foregoing persons or together with the Secretary, the Treasurer, an Assistant Secretary or an Assistant Treasurer. The Board may, however, by resolution authorize another person or persons by whom, and the manner in which, any particular instrument or document or class of instruments or documents may or shall be signed, including the use of facsimile reproductions of signatures and the use of a corporate seal or a facsimile reproduction thereof.
2.02 Corporate Seal
Until changed by the Board, the corporate seal of the Corporation shall be in the form impressed or embossed in the margin hereto.
2.03 Voting Rights in Other Entities
Except when otherwise directed by the Board, Signing Officers may execute and deliver proxies which, unless required by applicable law, need not be under corporate seal of the Corporation, and arrange for the issuance of any certificate or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such certificate or other evidence shall be in favour of such person or persons as the Signing Officers executing or arranging for the issuance thereof may determine. In addition, the Board, or failing the Board, the Signing Officers, may direct the manner in which and the person or persons by whom any voting rights or class of voting rights shall be exercised.
2.04 Financial Year
Until changed by resolution of the Board, the financial year of the Corporation shall end on the 31st day of December in each year.
PART THREE
BORROWING
3.01 Borrowing Power
Without limiting the borrowing powers of the Corporation as set forth in the Act, the Board may from time to time:
(a)	borrow money on the credit of the Corporation;

(b)	issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation;

(c)	give a guarantee on behalf of the Corporation to secure performance of an obligation of any person or give, directly or indirectly, financial assistance to any person on behalf of the Corporation by means of a loan, guarantee or otherwise; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.
3.02 Delegation
The Board may from time to time delegate to one or more director or officer of the Corporation, at least one of whom shall be the Chairman, the Vice-Chairman, the President, the Chief Financial Officer, the Treasurer or the Secretary, any or all of the powers set out in Section 3.01 to such extent and in such manner as the Board may determine.
PART FOUR
DIRECTORS’ MEETINGS
4.01 Number of Directors and Quorum
Subject to the Articles, the number of directors of the Corporation may be fixed from time to time by resolution of the Board. A majority of the directors shall form a quorum of the Board.
4.02 Meetings of the Board
Meetings of the Board shall be held from time to time and at such place as the Board, the Chairman, the Vice-Chairman, the President or any two directors may from time to time determine. The Secretary shall call a meeting of the Board when directed to do so by the Chairman, the Vice-Chairman, the President or any two directors.
4.03 Notice
No notice need be given of the first meeting of the Board following a meeting of shareholders at which directors are elected if such meeting of the Board is held immediately after the meeting of shareholders. Notice of all other meetings of the Board shall be delivered, mailed or communicated by means of telephonic, electronic or any other communications facilities to each director not less than twenty-four (24) hours before the time when the meeting is to be held.
4.04 Chairman of Board Meetings
The chairman of any meeting of the Board shall be the first mentioned of the following officers who is also a director and is present or deemed to be present at the meeting: the Chairman, the Vice-Chairman, the President or a Vice-President who is also a director. If no such officer is present, the directors shall choose one of their number to chair the meeting.
4.05 Voting
At all Board meetings every question shall be decided by a majority of the votes cast thereon. In case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

4.06 Participation by Electronic Means
A director may, if all the directors of the Corporation consent, participate in a meeting of directors or of any committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in a meeting by those means is deemed for the purposes of the Act and the By-Laws to be present at that meeting. Any such consent of a director may be validly given before or after the meeting to which it relates and may be given with respect to all meetings of directors or of any committees of directors held while a director holds office.
PART FIVE
MEETINGS OF SHAREHOLDERS
5.01 Participation in Meetings by Electronic Means
Any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation has made available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of the Act and the By-Laws to be present at the meeting.
5.02 Meeting Held by Electronic Means
If the directors of the Corporation call a meeting of shareholders pursuant to the Act, those directors may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A person participating in a meeting of shareholders held by such means is deemed to be present in person at the meeting and will have the opportunity to participate to the same extent as if the person were attending in person and in full purview of other shareholders.
5.03 Presiding Officer
The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and is present or deemed to be present at the meeting: the Chairman, the Vice-Chairman, the President or a Vice-President who is also a director. In the absence of any such officer, the shareholders shall choose one of their number to chair the meeting. The secretary of the meeting shall be the Secretary of the Corporation or failing him, the Assistant Secretary of the Corporation. Notwithstanding the above, the chairman of the meeting, at his sole discretion, may appoint a person, who need not be a shareholder, to act as secretary of the meeting.
5.04 Persons Entitled to be Present
The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act, the Articles or the By-Laws to be present. Any other person may be admitted only with the consent of the chairman of the meeting or with the consent of the meeting.
5.05 Quorum
A quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for such a shareholder, and together holding or representing twenty-five percent of the outstanding shares of the Corporation entitled to vote at the meeting.
5.06 Scrutineers
At any meeting of shareholders, the chairman of the meeting may with the consent of the meeting appoint one or more persons, who may be shareholders, to serve as scrutineers.
5.07 Votes to Govern
At any meeting of shareholders, unless a special resolution is required, all questions shall be decided by the majority of votes cast on the question.

5.08 Voting
     (1) Subject to the Act, every question submitted to any meeting of shareholders shall be decided on a show of hands, except when a ballot is required by the chairman of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting. Upon a show of hands, at every meeting at which he is entitled to vote, each person present or deemed to be present, on his own behalf, and each proxyholder present or deemed to be present, shall have one vote. A declaration by the chairman of the meeting that the question has been carried, carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of such fact; and the results of the vote so taken and declared shall be the decision of the shareholders upon the said question.
     (2) A shareholder or proxyholder may demand a ballot either before or on the declaration of the result of any vote by a show of hands. The ballot shall be taken in such manner as the chairman of the meeting shall direct. Upon a ballot at which he is entitled to vote every shareholder present, or deemed to be present, on his own behalf or by proxy shall (subject to the provisions, if any, of the Articles) have one vote for every share registered in his name; and the results of the ballot so taken and declared shall be the decision of the shareholders upon the said question.
5.09 Electronic Voting
     (1) Any person entitled to attend and vote at a meeting of shareholders may vote at the meeting in person or by proxy and, subject to any determinations made from time to time by the Board, may appoint a proxy by any method permitted by law, including over the Internet, by the input of data using telephonic facilities or by reproduction using facsimile or electronic facilities.
     (2) To the extent permitted by the By-Laws or the Articles of the Corporation or by the Act or other laws governing the Corporation, the Board may establish, in connection with any meeting of shareholders, procedures regarding voting at the meeting by means of the Internet, telephonic, electronic or other communication facilities, and make available such communication facilities consistent with those procedures. The Board may determine from time to time that the voting at any specific meeting shall be held entirely by such means.
PART SIX
OFFICERS
6.01 Appointment
The Board may from time to time elect or appoint officers with such duties and powers and for such terms of office as the Board deems advisable and, in particular, a Chairman, a Vice-Chairman, a Chief Executive Officer, a President, a Chief Operating Officer, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Comptroller, a Secretary and a Treasurer (who may also be Vice-Presidents), and one or more assistants to any of the officers so elected or appointed. Except as provided in Section 6.03, the same person may hold more than one office.
6.02 Chairman, Vice-Chairman and President
The Chairman, Vice-Chairman and President shall each be a director and shall have such powers and duties as the Board may specify.
6.03 Chief Executive Officer
The Board may designate an officer as Chief Executive Officer of the Corporation who, as such, shall, subject to the authority of the Board, have general supervision over the business of the Corporation. The Chairman and the Chief Executive Officer of the Corporation shall not be the same person, except in the event of the death, resignation or removal of the Chairman or the Chief Executive Officer, until such time as a permanent successor is appointed as Chairman or Chief Executive Officer, as the case may be.
6.04 Chief Operating Officer
The Board may designate an officer as the Chief Operating Officer who, as such, shall have the powers and duties as the Board or the Chief Executive Officer may specify.
6.05 Vice-Chairman
The Vice-Chairman, if any, in the absence or non-appointment of the Chairman, shall preside as chairman at all meetings of the Board and shareholders.

6.06 Vice-Presidents
During the absence or disability of the President, his duties shall be performed and his powers exercised by the Vice-President or, if there is more than one, by the Vice-President or Vice-Presidents designated from time to time by the Board or the President; provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of directors or of a committee of directors. A Vice-President shall have such other powers and duties as the Board or Chief Executive Officer may specify.
6.07 Comptroller
The Comptroller shall be the principal officer in charge of the accounts of the Corporation and shall have such other powers and duties as may be assigned to him by the Chief Executive Officer.
6.08 Secretary
The Secretary shall attend and be the secretary of all meetings of the Board, committees of the Board (unless another person is designated to act as secretary of such meeting or meetings by any such committee), and shareholders and the secretary or such other designated person in the case of meetings of any committees of the Board shall maintain minutes of all proceedings thereat. The Secretary shall give, or cause to be given as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the Board and shall be custodian of the corporate seal and records of the Corporation, except when another officer has been appointed for that purpose, and the Secretary shall have such other powers and duties as the Board or the Chief Executive Officer may specify. The Assistant Secretary or, if more than one, the Assistant Secretaries, shall assist the Secretary in the performance of his duties and shall exercise all his powers and carry out all his duties in the absence or disability of the Secretary.
6.09 Treasurer
The Treasurer shall have the care and custody of all funds and securities of the Corporation and shall deposit or cause to be deposited all moneys of the Corporation with the Corporation’s bankers, or otherwise deal with the same, including the short term investment of moneys, as designated by the Board, provided that the Treasurer may from time to time arrange for the temporary deposit of moneys of the Corporation in banks, trust companies or other financial institutions within or outside Canada not so designated by the Board for the purpose of facilitating transfer thereof to the credit of the Corporation in a bank, trust company or other financial institution so designated. The books and accounts shall at all times be open to inspection and examination by the Board, by any committee of the Board, by the President or by any person appointed by the Board for that purpose. The Treasurer shall sign or countersign such instruments as require his signature and shall perform all duties incident to his office. The Treasurer shall have such other powers and duties as the Board or the Chief Executive Officer may specify. The Assistant Treasurer, or if more than one, the Assistant Treasurers, shall assist the Treasurer in the performance of his duties and shall exercise all the Treasurer’s powers and carry out all his duties in the absence or disability of the Treasurer.
6.10 Term of Office
The Board, in its discretion, may remove any officer of the Corporation, without prejudice to the rights of such officer under any employment contract. Otherwise each officer of the Corporation shall hold office until his successor is elected or appointed or until his earlier resignation.
PART SEVEN
DIVISIONS AND UNITS
7.01 Creation and Consolidation of Divisions and Sub-units
The Board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the Board may consider appropriate in each case. The Board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions or sub-units to be consolidated upon such basis as the Board may consider appropriate in each case.
7.02 Names of Divisions and Sub-units
Subject to applicable law, any division or its sub-units may be designated by such name as the Board may from time to time determine or cause to be determined and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name. Any such contract, cheque or document shall be binding upon the

Corporation when signed in accordance with Section 2.01 as if it had been entered into or signed in the name of the Corporation.
7.03 Officers of Divisions and Sub-units
From time to time the Board or, if authorized by the Board, the President, may appoint one or more officers for any division or sub-unit, prescribe their powers and duties and settle their terms of employment and remuneration. The Board or, if authorized by the Board, the President, may at any time remove at its or his pleasure any officer so appointed but without prejudice to such officer’s rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.
PART EIGHT
INDEMNITY
8.01 Limitation of Liability
No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or agent or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be lodged, deposited or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged, deposited or invested or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office of trust or in relation thereto, unless the same are occasioned by his own wilful neglect or default, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve him from liability under the Act. Subject to applicable law, the directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the Board. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation or body corporate or member of the firm shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.
8.02 Indemnity
     (1) Subject to the limitations contained in the Act but without limit to the right of the Corporation to indemnify any person under the Act or otherwise, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.
     (2) The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in paragraph (1). The individual shall repay the moneys if the individual does not fulfill the conditions of paragraph (3).
     (3) The Corporation shall not indemnify an individual under paragraph (1) unless the individual:
(a)	acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.
     (4) The Corporation shall, with the approval of a court, indemnify an individual referred to in paragraph (1), or advance moneys under paragraph (2), in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual’s association with the Corporation or other entity as described in paragraph (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in paragraph (3).
     (5) Despite paragraph (1), an individual referred to in that paragraph is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the Corporation or other entity as described in paragraph (1), if the individual seeking indemnity:
(a)	was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(b)	fulfills the conditions set out in paragraph (3).
8.03 Insurance
Subject to the Act, the Corporation may purchase, maintain or participate in such insurance for the benefit of the persons mentioned in Section 8.02, as the Board may from time to time determine.
8.04 Division and Sub-unit Officers
For the purposes of this Part Eight, the expression “officer” shall be deemed to include officers of divisions and sub-units as contemplated in Part Seven.
PART NINE
SHARE CERTIFICATES
9.01 Securities Registrars, Transfer Agents and Dividend Disbursing Agents
The Board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers. The Board may also from time to time appoint a dividend disbursing agent to disburse dividends. One person may be appointed to any number of the aforesaid positions. The Board may at any time terminate any such appointment.
9.02 Deceased Shareholder
In the event of the death of a holder or of one of the joint holders of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by applicable law and upon compliance with the reasonable requirements of the Corporation and its transfer agent.
9.03 Lost, Defaced or Destroyed Certificates
The Board, or any officer or agent designated by it, may in its or his discretion, direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has become mutilated or defaced or in substitution for a certificate that has become lost, stolen or destroyed upon payment of such fee, if any, and on such terms as the Board may from time to time prescribe whether generally or in any particular case.
PART TEN
DIVIDENDS AND RIGHTS
10.01 Dividend
Subject to the Act and the Articles, the Board may from time to time declare and the Corporation may pay dividends on its issued shares to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.
10.02 Dividend Cheques
A dividend payable in cash shall be paid by cheque drawn either on the bankers of the Corporation or those of its dividend disbursing agent to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his Recorded Address or to such other address as the holder directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their Recorded Address, or to the first address so appearing if there are more than one. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.
10.03 Non-receipt of Cheques
In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation or its dividend disbursing agent shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe whether generally or in any particular case.
10.04 Unclaimed Dividends
No dividends shall bear interest as against the Corporation. Except as otherwise expressly provided in the Articles with respect to any class or series of shares, any dividend unclaimed for one year after having been declared payable may be invested or otherwise made use of by the directors for the benefit of the Corporation. Any dividend unclaimed after a period of three years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation, but the Board may nevertheless authorize the subsequent payment of any such dividend on such terms as to indemnity and evidence of title as the Board may from time to time prescribe, whether generally or in any particular case.
PART ELEVEN
NOTICES
11.01 Method of Giving Notices
Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the Articles, the By-Laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the Board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person’s Recorded Address or if mailed to such person at his Recorded Address by prepaid ordinary or air mail or if sent to such person at his Recorded Address by any means of prepaid transmitted or recorded communication, or if provided in the form of an electronic document so long as the shareholder, director, officer, auditor or member of a committee of the Board has consented to receive the notice in such form. Subject to the Act, a notice so delivered shall be deemed to have been given when it is delivered personally or to the Recorded Address aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered for dispatch; and a notice so sent in the form of an electronic document shall be deemed to have been given when transmitted. The Secretary may change or cause to be changed the Recorded Address of any shareholder, director, officer, auditor or member of a committee of the Board in accordance with any information believed by him to be reliable.
11.02 Notice to Joint Shareholders
If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons at their Recorded Address shall be sufficient notice to all of them.
11.03 Computation of Time
Subject to applicable law, in computing the date when notice must be given under any provision requiring a specified number of days’ notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.
11.04 Omissions and Errors
The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice shall not invalidate such notice or any action taken at any meeting held pursuant to such notice or otherwise founded thereon.
11.05 Persons Entitled by Death or Operation of Law
Every person who by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his interest in such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.
PART TWELVE
EFFECTIVE DATE
12.01 Effective Date
This By-Law shall be effective as of October 20, 2009.
Adopted as an attachment to the Plan of Arrangement.

SCHEDULE E
Terms of Amalgamation of Cenovus and Subco

1 — Name of the Amalgamated Corporation
CENOVUS ENERGY INC.

2 — The province or territory in Canada where the registered office is to be situated
Alberta.

3 — The classes and any maximum number of shares that the corporation is authorized to issue
The annexed Schedule 1 is incorporated in this form.

4 — Restrictions, if any, on share transfers
None.

5 — Minimum and maximum number of directors (for a fixed number of directors, please indicate the same number in both boxes)

Minimum: 3	Maximum: 17

6 — Restrictions, if any, on business the corporation may carry on
None.

7 — Other provisions, if any
The actual number of directors, within the minimum and maximum number set out in paragraph 5, may be determined from time to time by resolution of the directors. The directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of the shareholders.

8 — The amalgamation has been approved as if pursuant to Subsection 184(1) of the Act

9 — Name and corporation number of the Amalgamating Corporations
CENOVUS ENERGY INC. (formerly EnCana Finance Ltd.) (corporation number 724567-0)
7050372 CANADA INC. (corporation number 705037-2)

SCHEDULE 1 to SCHEDULE E
The Corporation is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares.
1.	The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:
(a)	Payment of Dividends: Subject to applicable law, the holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation (the “Board”), in such amounts and payable in such manner as the Board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the Board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b)	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c)	Voting Rights: Subject to applicable law, the holders of the Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation.
2.	The rights, privileges, restrictions and conditions attaching to the First Preferred Shares are as follows:
(a)	Authority to Issue in One or More Series: The First Preferred Shares may, at any time and from time to time, be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred Shares.

(b)	Voting Rights: Except as hereinafter referred to or as required by applicable law, the holders of First Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of First Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the Board.

(c)	Limitation on Issue: The Board may not issue any First Preferred Shares if by so doing the aggregate amount payable to holders of First Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

(d)	Ranking of First Preferred Shares: The First Preferred Shares will be entitled to priority over the Second Preferred Shares and the Common Shares and over any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(e)	Dividends Preferential: Except with the consent in writing of the holders of all the First Preferred Shares outstanding, no dividend shall be declared and paid, or set apart for payment, on the Second Preferred Shares or the Common Shares or on any other shares ranking junior to the First Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of First Preferred Shares outstanding have been declared and paid or set apart for payment.
3.	The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are as follows:
(a)	Authority to Issue in One or More Series: The Second Preferred Shares may, at any time and from time to time, be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Second Preferred Shares.

(b)	Voting Rights: Except as hereinafter referred to or as required by applicable law, the holders of Second Preferred Shares as a class will not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation. The holders of any particular series of Second Preferred Shares will, if the Board so determines prior to the issuance of any such series, be entitled to such voting rights as may be determined by the Board if the Corporation fails to pay dividends on that series of Second Preferred Shares for any period as may be so determined by the Board.

(c)	Limitation on Issue: The Board may not issue any Second Preferred Shares if by so doing the aggregate amount payable to holders of Second Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

(d)	Ranking of Second Preferred Shares: The Second Preferred Shares will rank junior to the First Preferred Shares, but will be entitled to priority over the Common Shares and over any other shares ranking junior to the Second Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up of its affairs.

(e)	Dividends Preferential: Except with the consent in writing of the holders of all the Second Preferred Shares outstanding, no dividend can be declared and paid on or set apart for payment on the Common Shares or on any other shares ranking junior to the Second Preferred Shares unless and until all dividends, if any, up to and including any dividend payable for the last completed period for which such dividend is payable on each series of Second Preferred Shares outstanding have been declared and paid or set apart for payment.

SCHEDULE F
Share Conditions attaching to Cenovus Special Shares at the time of the amendment contemplated in
Subsection 3.01(1)(d)
1.	The rights, privileges, restrictions and conditions attaching to the Special Shares are as follows:
(a)	Dividends: The holders of the Special Shares will be entitled to receive non-cumulative cash dividends, if, as and when declared by the Board, in such amounts and payable in such manner and at such times as the Board may from time to time determine. The Board may, in its sole discretion, declare dividends on the Special Shares to the exclusion of any other class of shares of the Corporation.

(b)	Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, holders of the Special Shares will be entitled to receive, before any amount shall be paid by the Corporation or any assets of the Corporation shall be distributed to holders of Common Shares or holders of any other shares of any other class of the Corporation, an amount equal to the Redemption Amount (as defined in paragraph 1(c) below) in respect of each Special Share held by them, respectively, to the extent of the amount or value of the assets of the Corporation available under applicable law for payment to holders of shares of the Corporation upon liquidation, dissolution or winding up of the Corporation. After payment to the holders of the Special Shares of the amount provided above in this paragraph 1(b), such holders will not be entitled to share in any further distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(c)	Redemption by Corporation: The Corporation may redeem at any time the whole, or from time to time any part, of the then issued and outstanding Special Shares from the holders thereof on payment (which may, at the discretion of the Corporation, be made through the issuance of a promissory note or promissory notes) of: (i) an amount for each Special Share to be redeemed equal to the aggregate fair market value of the Distribution Property at the time of its transfer to the Corporation as described in Subsection 3.01(1)(n) of the Plan of Arrangement less the fair market value of any Cenovus Non-Share Consideration provided by the Corporation in exchange for the Distribution Property, divided by the number of Special Shares so issued; and (ii) all declared and unpaid dividends on such Special Share. The amount contemplated by items (i) and (ii) above in this paragraph 1(c) is referred to herein as the “Redemption Amount”. For the purposes of this paragraph 1(c):

“Cenovus Non-Share Consideration” has the meaning attributed to such term in the Plan of Arrangement;

“Distribution Property” has the meaning attributed to such term in the Plan of Arrangement; and

“Plan of Arrangement” means the Plan of Arrangement to which this Schedule F is attached.

(d)	Retraction by Holder: Subject to applicable law, a holder of Special Shares will be entitled to require the Corporation to redeem, at any time, all or any of the Special Shares held by such holder, by tendering to the Corporation at its registered office a share certificate or certificates representing the Special Shares that the holder wishes to have the Corporation redeem together with a written request specifying the number of Special Shares to be redeemed and the business day (referred to herein as the “Retraction Date”) on which the holder wishes to have the Corporation redeem the Special Shares. Following receipt of such share certificate or certificates and written request, the Corporation will, on the Retraction Date (or as soon as practicable thereafter), redeem such Special Shares by paying to the holder the Redemption Amount for each Special Share so redeemed.

(e)	Cancellation: Any Special Shares that are redeemed by the Corporation as aforesaid will for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment of the Redemption Amount by the Corporation to or for the benefit of the holder thereof.

(f)	No Dilution: For so long as any Special Shares are outstanding, the Corporation will not: (i) declare or pay any dividend on the shares of any other class of the Corporation; or (ii) redeem, purchase for cancellation or otherwise acquire any shares of any other class of the Corporation, if, in the opinion of the Board, the payment of such dividend or the consideration payable in connection with such redemption, purchase or other acquisition, as the case may be, would reduce the net realizable value of the assets of the Corporation (after taking into account all liabilities of the Corporation) to an amount that is less than the product of the Redemption Amount of each Special Share multiplied by the number of Special Shares issued and outstanding immediately before the time of payment of such dividend or consideration, as the case may be.

(g)	Voting Rights: Subject to applicable law, holders of the Special Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

(h)	Specified Amount: For the purposes of Subsection 191(4) of the Income Tax Act (Canada), the amount specified in respect of each Special Share shall be the amount specified by a Director or an Officer of the Corporation in a certificate that is made: (i) effective concurrently with the issuance of such Special Share; and (ii) pursuant to a resolution of the Board duly passed and evidenced in writing authorizing the issuance of such Special Share, such amount to be expressed as a dollar amount (and not expressed as a formula) and shall be equal to the fair market value of the consideration for which such Special Share is issued.